Form 10-K, Exhibit 13
period 1996-12-31
J&L SPECIALTY STEEL INC
filed 1997-03-27
CIK 912599

                                                                    Exhibit 13.1
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The management's discussion and analysis that follows provides information with respect to the results of operations of J&L Specialty Steel, Inc. (the "Company") for the years ended December 31, 1996, 1995 and 1994.

YEAR ENDED 1996 COMPARED TO YEAR ENDED 1995

U.S. Stainless Steel Market. Apparent consumption of stainless steel sheet and strip in the United States increased 7.4% to 1,669,453 tons in 1996 from 1,553,906 tons in 1995. In 1996, stainless steel sheet and strip imports were 337,068, up 9.0% due to a firming dollar and excess worldwide manufacturing capacity. Reported domestic shipments of stainless steel sheet and strip by the U.S. stainless steel industry (excluding exports) were 1,332,385, an increase of 7.0% compared to the 1,244,664 tons in 1995. Imports of stainless steel sheet and strip comprised the remaining tons in 1996, or approximately 20% of the domestic market.

     Net Sales. Net sales for the Company decreased 27.6% to $628.0 million from a record $867.0 million in 1995. The decrease in net sales was due to lower selling prices and lower shipments. Import prices placed downward pressure on domestic prices. Selling prices for 1996 were also negatively impacted by lower raw material surcharges than were realized in 1995. Shipments for 1996 totaled 306,791 tons and were 16.4% lower than the 367,030 tons shipped in 1995. The lower shipments in 1996 were the result of a decrease in exports and a decrease in sales to the hot rolled market. Exports decreased from 8% of sales in 1995 to 4% of sales in 1996 due to low international selling prices, which the Company elected not to meet. The lower sales to the hot rolled market were due to lower demand in 1996 for finished goods manufactured from this product and from increased competition.

     Cost of Products Sold, Excluding Depreciation and Amortization Expenses.
 As a percentage of net sales, cost of products sold, excluding depreciation and amortization expenses, increased to 84.0% in 1996 compared with 76.7% in 1995. The higher cost of products sold as a percentage of net sales in 1996 was largely due to significantly lower selling prices during 1996. Lower raw material costs partially offset the effect of these lower selling prices. Included in 1995 was a $4,000 per union employee signing bonus under the July 1, 1995, labor agreement and the receipt of $2.5 million relating to the settlement of an insurance claim for property damage and business interruption losses resulting from a 1993 industrial accident at the Midland plant.

     Depreciation and Amortization Expenses. Depreciation and amortization expenses were relatively unchanged, increasing by $.2 million in 1996 to $23.0 million compared with $22.8 million in 1995.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 1.8%, or $.4 million, to $20.1 million in 1996 compared with $19.7 million in 1995. Significantly higher engineering and environmental consulting costs were mostly offset by reductions in the stock appreciation right accrual.

     Research and Technology Expense. Research and technology expense increased to $6.0 million in 1996 from $4.0 million in 1995. The additional expense was primarily due to the scheduled increase in fees paid under the Company's ten-year research and technology agreement with Ugine. The agreement has provided the Company with a broad spectrum of patents, know-how and future research and development services, including any commercially viable thin strip casting technology developed by Ugine.

     Interest Income. The significant decrease in interest income in 1996 was the result of lower cash balances available for investment.

     Interest Expense. Interest expense decreased by 54.2% in 1996. The significant decrease in interest expense was due to the capitalization of $6.1 million of interest related to capital projects in 1996 versus $2.0 million in 1995. Separately, the effect of higher average debt outstanding during 1996 was proportionately offset by lower effective borrowing rates.

--------------------------------------------------------------------------------

     Other Expense. Other expense decreased to $.4 million in 1996 from $2.7 million in 1995. The decrease in expense was due to a reduction in demolition and disposal projects related to nonoperating facilities at the Midland plant.

     Income Tax Provision. The effective income tax rate of 48.4% for 1996 was higher than the 42.6% rate for 1995 due to the fact that the amortization of the purchase accounting adjustment, primarily goodwill which is not deductible for income tax purposes, was a relatively larger component of pretax income for 1996.

     Net Income. Due to the items described above, net income decreased 71.3% to $24.3 million in 1996 from $84.4 million in 1995.

YEAR ENDED 1995 COMPARED TO YEAR
ENDED 1994

     U.S. Stainless Steel Market. Apparent consumption of stainless steel sheet and strip in the United States increased .6% to 1,553,906 tons in 1995 from 1,544,217 tons in 1994. Demand for stainless steel remained high for most of 1995; however, demand weakened in the later part of the year. Reported domestic shipments of stainless steel sheet and strip by the U.S. stainless steel industry (excluding exports) were 1,244,664 tons in 1995, an increase of 5.1% compared to the 1,184,199 tons in 1994. Imports of stainless steel sheet and strip comprised the remaining 309,242 tons in 1995, or a decrease of 14.1% compared to 1994.

     Net Sales. Net sales for the Company increased 21.8% to a record $867.0 million from $711.7 million in 1994. The higher sales in 1995 were the result of increased stainless steel prices and the addition of raw material sales price surcharges which the Company implemented during 1995. Shipments of 367,030 tons were just short of the record of 367,742 tons set in 1994. The year ended with weak demand in the fourth quarter, resulting in falling prices for the Company's products.

     Cost of Products Sold, Excluding Depreciation and Amortization Expenses.
 As a percentage of net sales, cost of products sold, excluding depreciation and amortization expenses, decreased to 76.7% in 1995 compared with 78.9% in 1994. The improvement in cost of products sold as a percentage of net sales was largely due to the increased selling prices and, to a lesser extent, lower quality related costs. Partially offsetting these improvements was an increase in raw material costs, somewhat higher planned maintenance spending, higher labor costs due to a $4,000 per union employee signing bonus and increased wages provided under the new labor agreement that became effective on July 1, 1995. This four-year labor agreement with the United Steelworkers of America provides for wage and benefit cost increases averaging slightly less than 3% annually over the contract term. Also reducing cost of products sold in 1995 was the receipt of $2.5 million relating to the settlement of an insurance claim for property damage and business interruption losses resulting from a 1993 industrial accident at the Midland plant.

     Depreciation and Amortization Expenses. Depreciation and amortization expenses were relatively unchanged, increasing by $.3 million in 1995 to $22.8 million compared with $22.5 million in 1994.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 11.4%, or $2.0 million, to $19.7 million in 1995 compared with $17.7 million in 1994. The increase was due to a reclassification of costs due to the restructuring of functions formerly included in costs of products sold and increased costs related to employee compensation.

     Research and Technology Expense. Research and technology expense increased to $4.0 million in 1995 from $1.4 million in 1994. The additional expense was primarily due to the scheduled increase in the fees paid under the Company's ten-year research and technology agreement with Ugine. The agreement has provided the Company with a broad spectrum of patents, know-how and future research and development services, including any commercially viable thin strip casting technology developed by Ugine.

     Interest Income. The significant increase in interest income in 1995 was the result of an increase in invested cash generated from the high level of operations.

     Interest Expense. Interest expense decreased slightly, $.3 million, from 1994. Although average interest rates were higher in 1995, the decrease in

--------------------------------------------------------------------------------

interest expense was due to lower levels of outstanding borrowings and the capitalization of interest. This capitalization of interest, which reduced interest expense in 1995 by $2.0 million, primarily related to the Direct Roll Anneal and Pickle Line capital project.

     Other Expense. Other expense increased to $2.7 million in 1995 from $.3 million in 1994. This increase was due to voluntary demolition and disposal costs related to certain nonoperating facilities at the Midland plant.

     Income Tax Provision. The effective income tax rate of 42.6% for 1995 was lower than the 45.8% rate for 1994 due to the fact that the amortization of the purchase accounting adjustment, primarily goodwill which is not deductible for income tax purposes, was a relatively smaller component of pretax income for 1995.

     Net Income. Due to the items described above, net income increased 57.5% to $84.4 million in 1995 from $53.6 million in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     Working capital decreased by $44.3 million from the prior year-end to $68.8 million as of December 31, 1996. Cash and cash equivalents decreased $34.9 million during 1996 primarily due to a reduction in net income of $60.1 million, capital expenditures of $103.3 million and dividend payments of $15.1 million. Lower business activity levels contributed to the other major changes in working capital, including a decrease in inventories of $18.2 million, which was offset by a decrease in accounts payable of $14.4 million. This working capital change and the significant amount of capital expenditures, discussed below, required the Company to utilize established credit facilities as a supplemental source of working capital during 1996. The Company had outstanding borrowings of $5.6 million under short-term lines of credit as of December 31, 1996, and $20.0 million under its $100.0 million revolving credit facility. The latter is included in long-term debt as of December 31, 1996.

     During 1996, total debt increased by $28.6 million, increasing the Company's borrowed debt to total capitalization ratio to 31.1% as of December 31, 1996. Capital expenditures increased to $103.3 million in 1996, compared with $94.1 million in 1995. A significant portion of the 1996 expenditures were for the largest of the Company's five-year capital plan projects, the Direct Roll Anneal and Pickle ("DRAP") Line. The construction phase of the DRAP Line at the Company's Midland, Pa., plant was substantially completed at the end of 1996. Commissioning is anticipated to be completed during the first half of 1997, while full production of the line is expected to be achieved by the end of 1997. The Company believes, based on its current commissioning plan, that the net impact of starting up the new line, including depreciation, will reduce 1997 net income by $.30 to $.35 per share. This impact will occur predominately in the second, third and fourth quarters.

     The forward-looking statements contained in this report involve risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Notably, the new DRAP Line utilizes novel technology which could cause unforeseen start-up expense or benefits.

     Two other significant finishing expansion projects were recently completed and commissioned in early 1997 at the Company's Louisville, Ohio, plant: a new coil slitting and packaging line and major improvements to the bright anneal line. The latter project is part of the upgrade of the Company's bright anneal capabilities, which also includes the installation of a new temper mill expected to be completed in 1999.

     Total capital expenditures for 1997 are expected to approximate $50 million and will, with the commissioning of the equipment mentioned above, substantially complete the finishing capacity expansion objectives of the five-year capital plan. The Company believes that its cash flow provided by operating activities and amounts available under its financing sources will enable it to satisfy its planned capital expenditures and other cash requirements for the foreseeable future.

     The Company paid dividends to its shareholders of $15.1 million during 1996. On February 20, 1997, the Company declared a quarterly cash dividend of $.10 per share payable on April 23, 1997, to

--------------------------------------------------------------------------------

shareholders of record as of the close of business on April 9, 1997.

OTHER MATTERS

     Imports of stainless steel sheet and strip were up 9.0% in 1996 compared to 1995, capturing approximately 20% of the domestic market and absorbing a significant portion of the 7.4% increase in domestic consumption. This increase in imports adversely affected the Company's shipments and pricing for its products in 1996. However, the Company is implementing a 5% price increase effective March 2, 1997, and has announced a second 5% price increase effective May 4, 1997, that will offset a recent rise in raw material costs.

     In late January 1997, the Company reached a settlement with an unrelated third-party vendor concerning a commercial dispute relating to the quality of certain material purchased by the Company from 1991 to 1996. As a result of this settlement, the Company received a $5.9 million cash payment. This $5.9 million pretax gain will be recognized in the first quarter of 1997.

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") in October 1995. This statement establishes a fair value based method of financial accounting and related reporting standards for stock-based employee compensation plans, such as the Company's 1993 Stock Incentive Plan. SFAS No. 123 became effective for calendar year 1996 and provides for adoption in the income statement or through footnote disclosure only. The Company has continued to account for its 1993 Stock Incentive Plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123. Had the recognition requirements been adopted in 1995 and 1996, the effect would have been immaterial.

--------------------------------------------------------------------------------

                           J&L Specialty Steel, Inc.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                                          1996          1995
                                                                        --------      --------
Current assets:
  Cash and cash equivalents..........................................   $    499      $ 35,428
  Trade receivables, less allowances of $3,869 and $4,336,
     respectively....................................................     55,153        64,575
  Trade receivables from affiliates..................................      6,191         7,523
  Inventories........................................................    143,576       161,787
  Deferred income taxes..............................................      7,172         9,326
  Prepaid expenses and other current assets..........................        605         1,192
                                                                        --------      --------
       Total current assets..........................................    213,196       279,831
                                                                        --------      --------
Property, plant and equipment, net...................................    304,721       217,060
Goodwill, net of accumulated amortization of $68,194 and $61,066,
  respectively.......................................................    238,209       245,337
Deferred income taxes................................................      3,587            --
Other noncurrent assets..............................................     12,215        11,590
                                                                        --------      --------
       Total assets..................................................   $771,928      $753,818
                                                                        ========      ========

                             LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Common stock dividend payable......................................   $  3,867      $  3,480
  Short-term debt....................................................      6,205           402
  Trade accounts payable.............................................     72,621        86,976
  Construction accounts payable......................................     22,914        24,246
  Accrued employee compensation and benefits.........................     19,571        30,741
  Accrued income taxes...............................................      3,360         3,882
  Reserve for claims and allowances..................................      6,090         9,445
  Other accrued liabilities..........................................      9,810         7,635
                                                                        --------      --------
       Total current liabilities.....................................    144,438       166,807
                                                                        --------      --------
Long-term debt.......................................................    170,452       147,620
Deferred income taxes................................................         --           302
Postretirement benefits liability....................................     48,729        46,786
Other noncurrent liabilities.........................................     17,571        12,078
Shareholders' equity:
  Preferred stock (par value $.01 per share; 2,000,000 shares
     authorized, no shares issued and outstanding)...................         --            --
  Common stock (par value $.01 per share; 100,000,000 shares
     authorized, 38,670,000 shares issued and outstanding)...........        387           387
  Additional paid-in capital.........................................    308,378       306,662
  Retained earnings..................................................     81,973        73,176
                                                                        --------      --------
       Total shareholders' equity....................................    390,738       380,225
                                                                        --------      --------
       Total liabilities and shareholders' equity....................   $771,928      $753,818
                                                                        ========      ========

   The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

                           J&L Specialty Steel, Inc.

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           1996           1995           1994
                                                         --------       --------       --------
Trade sales, net.....................................    $579,500       $797,044       $638,624
Sales to affiliates, net.............................      48,522         69,978         73,036
                                                         --------       --------       --------
       Total sales, net..............................     628,022        867,022        711,660

Cost of products sold................................     527,805        665,040        561,565
Depreciation and amortization expenses...............      23,031         22,797         22,469
                                                         --------       --------       --------
       Gross profit..................................      77,186        179,185        127,626

Selling, general and administrative expenses.........      20,102         19,739         17,716
Research and technology expense......................       6,049          4,033          1,351
                                                         --------       --------       --------
       Operating income..............................      51,035        155,413        108,559

Interest income......................................        (225)        (2,915)          (273)
Interest expense.....................................       3,909          8,534          8,822
Interest (income) expense with affiliates, net.......         (37)           185            868
Other expense, net...................................         378          2,682            274
                                                         --------       --------       --------
       Income before income taxes....................      47,010        146,927         98,868
Income taxes.........................................      22,745         62,525         45,293
                                                         --------       --------       --------

       Net income....................................    $ 24,265       $ 84,402       $ 53,575
                                                         ========       ========       ========
Per share data:
       Net income....................................    $    .63       $   2.18       $   1.39
                                                         ========       ========       ========

Weighted average number of common shares.............  38,670,000     38,670,000     38,670,000

   The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

                           J&L Specialty Steel, Inc.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                             (DOLLARS IN THOUSANDS)

                                                              1996          1995         1994
                                                            ---------     --------     ---------
Cash flows from operating activities:
  Net income.............................................   $  24,265     $ 84,402     $  53,575
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Amortization of intangibles and depreciation........      23,031       22,797        22,469
     Deferred income taxes...............................      (1,735)      (3,891)       (4,699)
  Changes in certain assets and liabilities:
     Trade receivables...................................      10,754       25,695       (30,064)
     Inventories.........................................      18,211      (25,309)      (10,473)
     Prepaid expenses and other current assets...........         587         (418)         (452)
     Trade accounts payable..............................     (14,355)       2,537        24,358
     Construction accounts payable.......................      (1,332)      23,789           (78)
     Accrued employee compensation and benefits..........      (9,570)        (265)        1,622
     Accrued income taxes................................       1,194       (2,072)        8,363
     Reserve for claims and allowances...................      (3,355)         235         2,729
     Other accrued liabilities...........................       2,175       (1,918)        3,308
     Postretirement benefits liability...................       2,143        3,747         3,655
     Other, net..........................................       2,820        3,447          (400)
                                                            ---------     --------     ---------
       Net cash provided by operating activities.........      54,833      132,776        73,913
                                                            ---------     --------     ---------
Cash flows from investing activities:
  Capital expenditures...................................    (103,316)     (94,060)       (7,590)
  Proceeds from sale of property, plant and equipment....          --           --         4,350
                                                            ---------     --------     ---------
       Net cash used by investing activities.............    (103,316)     (94,060)       (3,240)
                                                            ---------     --------     ---------
Cash flows from financing activities:
  Borrowings on lines of credit, net.....................       5,600           --            --
  Borrowings on revolving credit facility, net...........      20,000           --            --
  Refinancing of long-term bank loan.....................          --      125,000            --
  Repayment of long-term bank loan.......................          --     (145,000)           --
  Borrowings of industrial development notes, net........       3,035        2,414           (62)
  Repayments of revolving credit loans with affiliates...          --           --       (35,000)
  Common stock dividends paid............................     (15,081)     (13,921)      (13,921)
                                                            ---------     --------     ---------
       Net cash provided (used) by financing
          activities.....................................      13,554      (31,507)      (48,983)
                                                            ---------     --------     ---------
Net (decrease) increase in cash and cash equivalents.....     (34,929)       7,209        21,690
Cash and cash equivalents at beginning of year...........      35,428       28,219         6,529
                                                            ---------     --------     ---------
Cash and cash equivalents at end of year.................   $     499     $ 35,428     $  28,219
                                                            =========     ========     =========

   The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

                           J&L Specialty Steel, Inc.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                               ADDITIONAL     RETAINED
                                                   COMMON       PAID-IN       EARNINGS/
                                                   STOCK        CAPITAL       (DEFICIT)      TOTAL
                                                  --------     ----------     ---------     --------
Balance at December 31, 1993...................   $    387      $ 304,088     $ (36,959)    $267,516

  Net income...................................         --             --        53,575       53,575
  Common stock dividends paid ($.27 per
     share)....................................         --             --       (10,441)     (10,441)
  Common stock dividends payable ($.09 per
     share)....................................         --             --        (3,480)      (3,480)
  Income tax benefit from exercised stock
     warrant...................................         --            858            --          858
                                                  --------     ----------     ---------     --------
Balance at December 31, 1994...................        387        304,946         2,695      308,028

  Net income...................................         --             --        84,402       84,402
  Common stock dividends paid ($.27 per
     share)....................................         --             --       (10,441)     (10,441)
  Common stock dividends payable ($.09 per
     share)....................................         --             --        (3,480)      (3,480)
  Income tax benefit from exercised stock
     warrant...................................         --          1,716            --        1,716
                                                  --------     ----------     ---------     --------
Balance at December 31, 1995...................        387        306,662        73,176      380,225

  Net income...................................         --             --        24,265       24,265
  Common stock dividends paid ($.30 per
     share)....................................         --             --       (11,601)     (11,601)
  Common stock dividends payable ($.10 per
     share)....................................         --             --        (3,867)      (3,867)
  Income tax benefit from exercised stock
     warrant...................................         --          1,716            --        1,716
                                                  --------     ----------     ---------     --------
Balance at December 31, 1996...................   $    387      $ 308,378     $  81,973     $390,738
                                                  ========       ========      ========     ========

   The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1   ORGANIZATION AND NATURE OF OPERATIONS

     J&L Specialty Steel, Inc. (the "Company") is a leading manufacturer of flat rolled stainless steel. On June 14, 1990, Ugine s.a. ("Ugine"), a French corporation, became the sole shareholder of a predecessor to the Company. On December 6, 1993, two predecessors to the Company were merged with and into a newly formed corporation, J&L Specialty Steel, Inc., with the Company being the surviving entity. On December 15, 1993, the Company completed an initial public offering of common stock. At December 31, 1996 and 1995, Usinor Sacilor ("Usinor"), successor by merger to Ugine, owned 53.6% of the Company's issued and outstanding shares of common stock.

     Flat rolled stainless steel is the Company's only product line. The Company produces both austenitic and ferritic flat rolled stainless steels; austenitic stainless steel represents the largest part of the domestic stainless steel market. The Company manufactures various grades of stainless steel in the form of cold rolled stainless steel sheet and strip, hot rolled stainless steel sheet and strip and continuous mill plate, as well as stainless steel slabs. The Company operates within a single business segment, stainless steel, and predominantly within a single geographic area, the continental United States.

     The principal raw materials used to produce stainless steel are stainless steel scrap, nickel, ferrochromium, carbon steel scrap, molybdenum, ferrosilicon, manganese and manganese alloys. Certain of these raw materials, including the key raw materials nickel and chromite ore (which is the source of ferrochromium), can be acquired by the Company and its competitors only from foreign sources, some of which are located in countries which may be subject to unstable political and economic conditions. These conditions might disrupt supplies or affect the prices of these raw materials. In addition, the prices of many of the Company's raw materials are cyclical as a result of being dependent on international supply and demand relationships. A substantial increase in raw material prices or a continued interruption in supply could have a material adverse effect on the Company's financial condition and results of operations.

     At present, an integral part of the Company's stainless steel production process involves the use of a hot strip mill. The Company does not operate a hot strip mill and maintains tolling arrangements with two other companies for the use of their hot strip mills. The Company's dependence on these arrangements could subject it to interruption in service due to strikes and other production disruptions at the providers' facilities, which are not within the Company's control. Should this interruption occur, it could have a material adverse effect on the Company's financial condition and results of operations.

     Virtually all of the Company's hourly labor force is represented by the United Steelworkers of America, AFL-CIO ("USWA"). The USWA workers located at the Company's three manufacturing facilities are covered by separate collective bargaining agreements. These three agreements expire on July 1, 1999.

     The Company's stainless steel is used in a wide variety of industrial, commercial and consumer products, including pressure vessels, chemical and refinery equipment, environmental control equipment, cargo containers, sinks, transportation equipment, beer kegs, fast food equipment, automated bank teller machines, automobile trim, exhaust systems, and kitchen appliances and utensils. Approximately 50% of the Company's products are sold to steel service centers. The remainder of the Company's products are sold to stainless steel converters, manufacturers of finished industrial and consumer products and exporters. The Company's customer base has been relatively stable. Sales to a principal customer accounted for 12.7% of net sales in 1996.

--------------------------------------------------------------------------------

NOTE 2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Consolidation and Presentation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash Equivalents

     Cash equivalents, consisting primarily of commercial paper and money market funds, are stated at cost which approximates fair market value. For purposes of the statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at acquisition to be cash equivalents.

  Inventories

     Inventories are stated at the lower of cost or market. Prior to 1994, the cost of raw materials was determined by the first-in, first-out ("FIFO") method and the cost of semifinished and finished steel inventories was determined by the specific identification cost method. Effective January 1, 1994, the Company changed its method of determining the cost for raw materials only, including raw materials in all steel inventories, to the last-in, first-out ("LIFO") method. This change affects the raw material cost in all steel inventory including raw material, work-in-process and finished goods. This change was made to better match current costs with current revenues.

     The remaining costs of work-in-process and finished goods inventories are not valued by the LIFO method; instead, they are determined by the specific identification cost method.

     Inventories include material, labor and overhead costs.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Expenditures for additions and betterments are capitalized, while those for maintenance, repairs and minor renewals are expensed as incurred. For financial reporting purposes, the Company provides for depreciation on the straight-line method over the estimated useful lives of the related assets. Accelerated depreciation methods are utilized for federal income tax purposes.

  Intangible Assets

     Goodwill is being amortized on a straight-line basis over 40 years. Other noncurrent assets include patents and manufacturing know-how that are valued on a continued-use basis with lives not exceeding 15 years.

     The Company evaluates the recoverability of intangible assets, including goodwill, at each balance sheet date based on forecasted future operations and undiscounted cash flows and other subjective criteria. Based upon historical data, management believes that the carrying amount of these intangible assets will be realizable over their respective amortization periods.

  Postemployment Benefits

     The Company recognizes the liability for postemployment benefits for former and inactive employees and their dependents, other than retirees, based on guidelines recommended by Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which was adopted by the Company effective January 1, 1994.

  Financial Instruments

     The Company enters into nonleveraged interest rate swap agreements to manage interest rate exposure. The differential to be paid or received is accrued as interest rates change and is recognized as interest expense or income in the current period.

--------------------------------------------------------------------------------

  Earnings Per Share

     Net income per share of common stock has been determined by dividing net income by the weighted average number of common shares outstanding during each period. Common stock equivalents resulting from the assumed exercise of stock options without stock appreciation rights are not dilutive in the calculation of earnings per share.

  Stock-Based Compensation

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") in October 1995. This statement establishes a fair value based method of financial accounting and related reporting standards for stock-based employee compensation plans, such as the Company's 1993 Stock Incentive Plan. SFAS No. 123 became effective for calendar year 1996 and provides for adoption in the income statement or through footnote disclosure only. The Company has continued to account for its 1993 Stock Incentive Plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") as permitted by SFAS No. 123, and has provided the new disclosure in Note 16.

NOTE 3   INVENTORIES

     Effective January 1, 1994, the method for valuing costs of raw materials in all levels of inventory was changed to the LIFO method to better match current costs with current revenues.

     Inventory balances as of December 31 consisted of the following:

                                1996         1995
                              --------     --------
Raw materials..............   $ 14,567     $ 29,559
Work-in-process............    104,512      157,236
Finished goods.............     39,448       22,426
                              --------     --------
Total inventories at
  current cost.............    158,527      209,221
Less allowance to reduce
  current cost values to
  LIFO basis...............    (14,951)     (47,434)
                              --------     --------
Total inventories..........   $143,576     $161,787
                              ========     ========

    At December 31, 1996 and 1995, inventories not valued on the LIFO method totaled $72,452 and $70,016, respectively. Cost of products sold was increased by approximately $1,433 in 1996 as a result of the liquidation of LIFO inventories.

     The Company enters into fixed price raw material contracts to hedge its exposure to price fluctuations. Currently, none of these contracts are for more than one year. The Company's requirement for raw materials is expected to significantly exceed the amounts under contract.

NOTE 4   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment and their related allowances for depreciation as of December 31 were:

                                1996         1995
                              --------     --------
Land.......................   $  3,325     $  3,325
Buildings..................     21,242       20,057
Machinery and equipment....    191,165      184,478
Construction-in-progress...    183,158       87,848
                              --------     --------
Total property, plant and
  equipment................    398,890      295,708
Less allowance for
  depreciation.............    (94,169)     (78,648)
                              --------     --------
Property, plant and
  equipment, net...........   $304,721     $217,060
                              ========     ========

     Interest capitalized during 1996 and 1995 was $6,097 and $1,996, respectively. As of December 31, 1996 and 1995, purchase commitments for capital expenditures were approximately $18 million and $26 million, respectively.

NOTE 5   SHORT-TERM BORROWING FACILITIES

     The Company has $50,000 of unsecured, uncommitted, short-term lines of credit with various banks. Borrowings under these lines of credit are available to finance the Company's working capital requirements and for other general corporate purposes. Interest rates are quoted by each bank on an "as offered" basis depending on the terms of the borrowing (from one day to six months). The Company had outstanding borrowings of $5,600 under these lines of credit as of December 31, 1996. The maximum outstanding borrowing in 1996 was

--------------------------------------------------------------------------------

$20,600, and the average amount outstanding during the borrowing period was $10,190. The weighted daily average interest rate was 5.7% for the year ended December 31, 1996. The Company did not borrow under these lines of credit during 1995. The maximum borrowing available under these lines of credit at December 31, 1996, after considering the short-term borrowing limitations provided in the revolving credit facility, was $34,400.

NOTE 6   LONG-TERM DEBT

     Long-term debt as of December 31 consisted of the following:

                                1996         1995
                              --------     --------
Term loan..................   $125,000     $125,000
Revolving credit
  facility.................     20,000           --
7% pollution control
  revenue bonds due June 1,
  1998 through June 1,
  2008.....................     11,975       11,975
6.6% pollution control
  revenue refunding bonds
  due September 1, 2006
  through September 1,
  2010.....................      8,000        8,000
2%-3% industrial
  development notes........      6,082        3,047
                              --------     --------
                               171,057      148,022
Current maturities.........       (605)        (402)
                              --------     --------
Total long-term debt.......   $170,452     $147,620
                              ========     ========

     In July 1995, the Company entered into a $125,000 term loan with a group of banks. The term loan agreement matures on July 14, 2002. The term loan allows the Company to borrow up to $125,000 at either the bank's base rate or LIBOR plus a fixed margin, based on the Company's financial performance, for either one, two or three-month interest rate periods. The weighted average interest rate was 6.0% in 1996 and 6.4% in 1995.

     In July 1995, the Company entered into a five-year $100,000 revolving credit facility with a group of banks. The credit agreement provides for borrowings at either the bank's base rate or LIBOR plus a margin based upon the Company's financial performance. The Company is obligated to pay a commitment fee on the unused portion of the loan commitment. The Company had outstanding borrowings of $20,000 under the revolving credit facility as of December 31, 1996. The maximum outstanding borrowing in 1996 was $20,000, and the average amount outstanding during the borrowing period was $9,745. The weighted daily average interest rate was 5.9% for the year ended December 31, 1996. The available portion of this line was $80,000 at December 31, 1996. There was no balance outstanding as of December 31, 1995, or at any time during 1995. Borrowings under the revolving credit facility are available to finance the Company's working capital requirements and for other general corporate purposes.

     Both the term loan and the revolving credit facility are unsecured but contain certain financial covenants that the Company is required to meet, including a minimum consolidated tangible net worth covenant and consolidated leverage ratio covenant. The agreements also contain a put event based on the continued ownership of a majority of the issued and outstanding shares of common stock of the Company by Usinor and an event of default in certain situations if Usinor becomes involved in bankruptcy or insolvency proceedings. The agreements do not contain any material limitations on the Company's ability to pay dividends. The Company is in compliance with all applicable covenants.

     An $8,300 stand-by letter of credit is outstanding to secure the 6.6% pollution control revenue refunding bonds. An additional $7,211 in letters of credit are outstanding with several banks in support of certain other Company obligations.

     During 1996, the Company entered into $3,500 of industrial development loans with maturities between seven and 20 years. The industrial development notes are secured by certain related facilities or equipment.

     Maturities of long-term debt in each of the next five years are as follows:
1997--$605; 1998--$982; 1999--$32,268; 2000--$52,315; and 2001--$32,356.

     Cash paid for interest was $8,869, $11,162 and $9,783 for the years ended December 31, 1996, 1995 and 1994, respectively. Included in interest paid in 1995 and 1994 is a loan guarantee fee payable to Usinor on the former term loan.

--------------------------------------------------------------------------------

Amounts paid were $604 and $435 for the years ended December 31, 1995 and 1994, respectively.

NOTE 7   FINANCIAL INSTRUMENTS

     The Company's usage of derivative financial instruments has been limited to nonleveraged interest rate swaps to manage well-defined interest rate risk.

     The following table provides information on the interest rate swaps:

                                            WEIGHTED
                                             AVERAGE
                           NOTIONAL       INTEREST RATE
               NOTIONAL     AMOUNT       ---------------
CLASSIFICATION   AMOUNT   OUTSTANDING    RECEIVED   PAID
-------------- --------   -----------    --------   ----
             YEAR ENDED DECEMBER 31, 1996
SWAP........  $11,975     $11,975          7.0%     5.6%
SWAP........   62,375      62,375          5.7      6.2
             YEAR ENDED DECEMBER 31, 1995
SWAP........  $11,975     $11,975          7.0%     6.3%
SWAP........   70,000          --          6.3      6.2

     The Company entered into interest rate swap agreements in July 1996 that had the effect of converting $62,375 of variable rate debt into a fixed rate obligation. The expiration date of the interest rate swap agreements is October 1997. The cash settlement of the transactions occurs on a quarterly basis, with the Company either paying or receiving the difference between the fixed rate of interest and three-month LIBOR.

     An interest rate swap agreement was entered into in June 1992 that has the effect of converting $11,975 of fixed rate borrowings into a variable rate obligation. The expiration date of the interest rate swap agreement is June 1999. The cash settlement of the transaction occurs on a quarterly and semiannual basis, with the Company either paying or receiving the difference between the fixed rate of interest and the three-month LIBOR.

     The Company entered into a $70,000 interest rate swap agreement with a major international financial institution for the period November 14, 1994, through September 15, 1995, that had the effect of converting $70,000 of variable rate obligations into a fixed rate obligation. The cash settlement of the transaction occurred on a quarterly basis, with the Company either paying or receiving the difference between the fixed rate of interest and the three-month LIBOR.

     The effect of the interest rate swaps was to decrease the Company's interest expense by $14 and $111 in 1996 and 1995, respectively.

NOTE 8   SHAREHOLDERS' EQUITY

     In 1988, The LTV Corporation ("LTV"), a former shareholder, exercised its warrant to purchase 200,000 shares of common stock of J&L Specialty Products Corporation, predecessor to the Company. A condition to the exercise of the warrant was an extension of the Tolling Agreement between a subsidiary of LTV and the Company pursuant to which LTV agreed to convert the Company's steel slabs into hot bands. The Company believes that for income tax purposes, the difference between the exercise price plus the amount paid for the warrant and the fair value of the common stock on the date of exercise is deductible by the Company over the term of the Tolling Agreement. Accordingly, the Company has increased additional paid-in capital by $1,716 in 1996 and 1995 and $858 in 1994 to reflect the income tax benefit recognized for this amortization.

NOTE 9   INCOME TAXES

     The consolidated provision for income tax expense includes current and deferred taxes as follows for the years ended December 31:

                      1996        1995        1994
                     -------     -------     -------
CURRENT TAXES:
  Federal.........   $21,237     $54,862     $39,124
  State and
    local.........     3,243      11,554      10,868
                     -------     -------     -------
    Total.........    24,480      66,416      49,992
                     -------     -------     -------
DEFERRED TAXES:
  Federal.........    (1,452)     (3,196)     (3,651)
  State and
    local.........      (283)       (695)     (1,048)
                     -------     -------     -------
    Total.........    (1,735)     (3,891)     (4,699)
                     -------     -------     -------
Total current and
  deferred
  taxes...........   $22,745     $62,525     $45,293
                     =======     =======     =======

     Income tax expense varies from the amount that would be provided by applying the federal

--------------------------------------------------------------------------------

statutory income tax rate to earnings before income taxes as reflected below:

                           1996      1995      1994
                           -----     -----     -----
Federal statutory income
  tax rate..............    35.0%     35.0%     35.0%
State and local income
  taxes, net of federal
  income tax benefit....     2.9       4.3       5.7
Amortization of purchase
  accounting
  adjustment............    10.5       3.3       5.1
                           -----     -----     -----
Effective income tax
  rate..................    48.4%     42.6%     45.8%
                           =====     =====     =====

     Net deferred income tax assets (liabilities) are composed of the following as of December 31:

                                 1996        1995
                               --------    --------
Deferred income
  tax--current..............   $  7,172    $  9,326
Deferred income
  tax--long-term............      3,587        (302)
                               --------    --------
Net deferred income tax
  assets....................   $ 10,759    $  9,024
                               ========    ========

    Consisting of:
                                   1996        1995
                               --------    --------
Financial reserves not yet
  deductible................   $ 13,563    $ 14,115
Postretirement benefits
  other than pensions.......     19,116      18,194
Depreciation................    (20,161)    (20,619)
Other, net..................     (1,759)     (2,666)
                               --------    --------
                               $ 10,759    $  9,024
                               ========    ========

     Cash paid for income taxes for 1996, 1995 and 1994 was $23,287, $68,488 and $41,629, respectively.

NOTE 10   COMMITMENTS

     During 1996, the Company entered into a noncancelable contract to purchase certain manufacturing support services for the Company's new Direct Roll Anneal and Pickle Line at its Midland, Pa. plant. The five-year contract provides the Company with per unit prices for services to be provided under the contract plus a minimum monthly obligation related to such contractor's fixed costs. The contract takes effect February 1, 1997, and the Company's annual minimum obligation under the contract is approximately $2 million per year.

     The Company leases certain property, plant and equipment under various operating lease agreements. The total rent expense for the years ended December 31, 1996, 1995 and 1994, was $2,362, $2,271 and $2,423, respectively.

     Future minimum lease payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 1996, are: 1997--$1,234; 1998--$966; 1999--$783; 2000--$681; and 2001--$681.

NOTE 11   PENSION BENEFITS

     The Company provides retirement benefits under a variety of employee benefit plans. Virtually all hourly employees are covered by a defined benefit plan and all salaried employees, and certain hourly employees, are covered by a defined contribution plan. A group of salaried employees also has benefits under the qualified defined benefit plan which was frozen as of January 1, 1993. Certain key management employees are also covered by a nonqualified, unfunded supplemental defined benefit plan.

     Periodic pension expense for the defined benefit plan is actuarially determined utilizing the projected unit credit method. The Company funds pension costs for the defined benefit plan in accordance with the funding requirements of the Employee Retirement Income Security Act of 1974. Pension costs for the salaried and hourly defined contribution plans are based upon a percentage of compensation for salaried employees or a multiple of hours worked for hourly employees, respectively, and are funded monthly.

     The following table summarizes total pension expense for the years ended December 31:

       PLAN TYPE            1996      1995      1994
------------------------   ------    ------    ------
Defined benefit.........   $4,171    $4,445    $2,548
Defined contribution....    1,602     1,478     1,429
                           ------    ------    ------
Total...................   $5,773    $5,923    $3,977
                           ======    ======    ======

     Net periodic pension expense for the defined benefit plans in 1996, 1995 and 1994 was determined assuming discount rates of 7.0%, 8.0% and

--------------------------------------------------------------------------------

7.25%, respectively, and an expected rate of return on plan assets of 9.0% for 1996, 1995 and 1994. Components of net periodic pension expense are as follows:

                        1996        1995       1994
                       -------    --------    -------
Service cost........   $ 2,930    $  2,391    $ 2,376
Interest cost on
  projected benefit
  obligation........     5,533       5,745      4,514
Actual return on
  assets............    (8,005)    (14,678)       869
Net amortization and
  deferral..........     3,713      10,987     (5,211)
                       -------    --------    -------
Net periodic pension
  expense...........   $ 4,171    $  4,445    $ 2,548
                       =======    ========    =======

     The Company's projected, accumulated and vested defined benefit pension obligations as of December 31, 1996 and 1995, were determined assuming discount rates of 7.25% and 7.0%, respectively. The assumed rate of salary increase was 4.0% as of December 31, 1996 and 1995. Plan assets consist primarily of common stocks, fixed income securities and short-term investments that are professionally managed.

            BENEFITS              1996       1995
-------------------------------- -------    -------
Actuarial present value of:
  Vested benefit obligation..... $61,491    $61,654
  Nonvested benefit
    obligation..................  10,299      9,715
                                 -------    -------
Accumulated benefit
  obligation....................  71,790     71,369
Additional obligation for
  projected compensation
  increases.....................  11,914      7,770
                                 -------    -------
Projected benefit obligation....  83,704     79,139
Plan assets at market value.....  67,588     59,974
                                 -------    -------
Projected benefit obligation in
  excess of plan assets.........  16,116     19,165
Unrecognized prior service
  cost..........................  (6,857)    (6,154)
Unrecognized net actuarial
  gain..........................   6,521      1,198
                                 -------    -------
Accrued pension cost............ $15,780    $14,209
                                 =======    =======

NOTE 12   RETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company maintains unfunded postretirement health care and life insurance benefit plans covering most hourly and salaried employees. Substantially all of the Company's employees may become eligible for these benefits if they retire while working for the Company. The basic hourly health care and life insurance benefit plans are noncontributory, while the major medical options of the health care plan are contributory. Generally, the postretirement salaried benefit plans are contributory. In 1995, the Company agreed to establish a Voluntary Employee Beneficiary Association Trust ("VEBA") to prefund a portion of health care and life insurance benefits for retirees covered under the USWA union agreement. In December 1996, the Company funded the VEBA with a cash contribution of $1,800. Additionally, the Company is required to make minimum cash contributions of $1,800 in each succeeding contract year of the USWA union agreement.

     Postretirement benefit expenses for 1996, 1995 and 1994 were determined assuming discount rates of 7.0%, 8.0% and 7.25%, respectively. Components of postretirement benefit expense are as follows:

                            1996      1995      1994
                           ------    ------    ------
Cost of benefits earned
  during the year.......   $1,865    $1,670    $1,769
Interest on APBO........    3,344     3,249     2,972
Net amortization........        2       (54)        6
                           ------    ------    ------
Total postretirement
  benefit expense.......   $5,211    $4,865    $4,747
                           ======    ======    ======

--------------------------------------------------------------------------------

     The accumulated postretirement benefit obligation ("APBO") as of December 31 was:

                                 1996        1995
                                -------     -------
Retirees.....................   $15,653     $14,066
Fully eligible plan
  participants...............     7,599       7,294
Other active plan
  participants...............    27,168      27,653
                                -------     -------
Total APBO...................    50,420      49,013
Plan assets at market
  value......................     1,800          --
                                -------     -------
APBO in excess of plan
  assets.....................    48,620      49,013
Unrecognized prior service
  cost.......................       (42)        (48)
Unrecognized net actuarial
  gain.......................     3,451         921
                                -------     -------
Accrued postretirement
  benefit cost...............   $52,029     $49,886
                                =======     =======

     Postretirement benefit liabilities as of December 31 are reported on the balance sheets as follows:

                                 1996        1995
                                -------     -------
Accrued compensation and
  benefits...................   $ 3,300     $ 3,100
Postretirement benefits
  liability..................    48,729      46,786
                                -------     -------
Total postretirement benefits
  liability..................   $52,029     $49,886
                                =======     =======

     The discount rate used to determine the APBO was 7.25% at December 31, 1996, and 7.0% at December 31, 1995. The assumed medical cost trend rate at December 31, 1996, was 10.0%, grading down to an ultimate rate of 5.0% in 2007 and remaining at that level thereafter. The assumed medical cost trend rate at December 31, 1995, was 11.0%, grading down to an ultimate rate of 5.0% in 2007 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rates for each future year increases annual postretirement benefit expense by $1,091 and the APBO by $8,575.

     The actual cash payments of postretirement benefits, excluding the $1,800 contribution to the VEBA, totaled $1,271, $1,118 and $1,313 in 1996, 1995 and 1994, respectively.

NOTE 13   RELATED-PARTY TRANSACTIONS

     Effective October 1, 1993, the Company entered into a ten-year research and technology agreement (the "Agreement") with Ugine that provides the Company with a broad spectrum of patents, know-how and future research and development services concerning the manufacturing and processing of flat rolled stainless steel. The Company made an initial $5,000 cash payment to Ugine for the transfer of rights to existing patents and know-how and for research and development services provided during the first year of the Agreement. Ongoing annual fees for the years ended December 31, 1996 and 1995, were $5,000 and $3,000, respectively, for these research and development services. Ongoing annual fees to be paid to Ugine for research and development services will be $5,000 in 1997 and each year thereafter for the term of the Agreement.

     In addition to the research and technology agreement, the Company has purchased various steel products and other services from Usinor or its affiliates. Payments to Usinor relating to certain insurance premiums for the Company amounted to $57, $391 and $741 in 1996, 1995 and 1994, respectively. The payments in 1996 and 1995 represented coverage for a one-year period; the payment in 1994 represented coverage for a two-year period. Purchases of steel from Usinor or its affiliates during the three-year period were insignificant.

     See also Note 6 for certain additional related-party transactions.

NOTE 14   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 1996 and 1995. Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument

--------------------------------------------------------------------------------

could be exchanged in a current transaction between willing parties.

                           1996                  1995
                    -------------------   -------------------
                    CARRYING     FAIR     CARRYING     FAIR
                     AMOUNT     VALUE      AMOUNT     VALUE
                    --------   --------   --------   --------
FINANCIAL ASSETS:
  Cash and cash
    equivalents...  $    499   $    499   $ 35,428   $ 35,428

FINANCIAL
  LIABILITIES:
  Interest rate
    swaps.........        --       (108)        --       (592)
  Term loan.......   125,000    125,000    125,000    125,000
  Revolving credit
    facility......    20,000     20,000         --         --
  Short-term
    borrowings....     5,600      5,600         --         --
  Pollution
    control
    revenue
    bonds.........    19,975     20,162     19,975     20,135
  Industrial
    development
    notes.........     6,082      3,997      3,047      2,382

     The following methods and assumptions were used to estimate the fair value of each financial instrument:

     Cash and cash equivalents: The carrying amounts approximate fair value because of the short term to maturity of these financial instruments.

     Interest rate swaps: The fair value of these instruments is based on the difference between the interest rates either received or paid on the notional amount of the underlying liability. The calculation of the fair value was computed on a net present value basis as if the financial instruments were terminated on the reporting date. A relationship spread was developed based on the difference between the three-month LIBOR and quoted three-month treasuries. This spread was added to the quoted treasury yield for the respective maturity period of the financial instruments and used to compute the net present value. The negative or positive fair value is an estimate of the amounts that the Company would either pay or receive to cancel the contracts at the reporting date.

     Term loan: The carrying amount approximates the fair value of the term loan as this instrument is variable interest debt with the interest rates reset at least each quarter.

     Revolving credit facility: The carrying amount approximates the fair value of the revolving credit facility as this instrument is variable interest debt with the interest rates reset at least each quarter.

     Short-term borrowings: The carrying amount approximates the fair value of the short-term borrowings as these borrowings are variable interest debt with the interest rates reset from 1 to 180 days.

     Pollution control revenue bonds: The estimated fair value of the pollution control revenue bonds was computed based on quoted market prices as of the reporting date obtained from an independent financial trading institution.

     Industrial development notes: The fair value of these industrial development notes was computed by discounting expected cash flows at the rates currently offered to the Company for debt of similar remaining maturities.

     Other assets and liabilities: The Company believes that the carrying value of its other assets and liabilities represent their fair value as of the reporting date as a result of the short maturity and the reset interest rate periods for such financial instruments.

NOTE 15   SUBSEQUENT EVENT

     In late January 1997, the Company reached a settlement with an unrelated third-party vendor concerning a commercial dispute relating to the quality of certain material purchased by the Company from 1991 to 1996. As a result of this settlement, the Company received a $5.9 million cash payment. This $5.9 million pretax gain will be recognized in the first quarter of 1997.

--------------------------------------------------------------------------------

NOTE 16   STOCK OPTION PLAN

     On October 26, 1993, the Company's Board of Directors authorized the adoption of the 1993 Stock Incentive Plan under which 2,000,000 shares of common stock have been reserved for issuance to employees pursuant to the exercise of incentive stock options ("ISOs") and for issuance to employees and the Chairman of the Board of Directors of the Company pursuant to the exercise of nonstatutory stock options. The 1993 Stock Incentive Plan also provides for alternative stock appreciation rights ("SARs") with respect to both ISOs and nonstatutory stock options. The SARs generally give the grantee the right to either receive shares upon exercise of the option or, at the discretion of the Board of Directors, cash, shares or a combination thereof equal in value to 100% of the excess of the fair market value of the common stock on the date of exercise of the option over the option price.

     Under the 1993 Stock Incentive Plan, the exercise price of each option equals the market price of the Company's stock on the date of grant. The stock options and stock appreciation rights under the 1993 Stock Incentive Plan are exercisable over a period determined by the Board of Directors, but no longer than ten years after the date they are granted. Following are the options granted under the 1993 Stock Incentive Plan:

                                                     OPTIONS     NUMBER                       NUMBER
             DATE OF GRANT                 PRICE     GRANTED    EXERCISED    OUTSTANDING    WITH SARS     EXERCISABLE
----------------------------------------   ------    -------    ---------    -----------    ----------    -----------
October 1993............................   $14.00    568,000      20,000       548,000        548,000       209,333
December 1995...........................   $15.63    330,000          --       330,000        165,000        25,000
June 1996...............................   $16.94     30,000          --        30,000         15,000            --
December 1996...........................   $12.00     27,000          --        27,000         13,500            --

     During 1995, 20,000 of the October 1993 stock appreciation rights were exercised, resulting in a cash payment of $163. There were 20,000 stock options exercisable at December 31, 1995, and 234,333 exercisable at December 31, 1996. The Company accounts for the 1993 Stock Incentive Plan by application of APB No. 25 and related Interpretations. For the years ended December 31, 1996, 1995 and 1994, the compensation (income) expense related to the stock appreciation rights was $(1,390), $404 and $524, respectively.

     Had compensation cost for the 1993 Stock Incentive Plan been determined based on the fair value at the grant dates for awards under the 1993 Stock Incentive Plan consistent with the method of SFAS No. 123, the Company's 1996 net income and earnings per share would have been $24,075 and $.63, respectively. The pro forma effect on 1995 was insignificant. Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

                                                        FAIR     DIVIDEND     EXPECTED       RISK-FREE      EXPECTED
                     GRANT DATE                         VALUE     YIELD      VOLATILITY    INTEREST RATE     LIVES
-----------------------------------------------------   -----    --------    ----------    -------------    --------
December 1995........................................   $5.98       2.4%         35%            5.8%            8
June 1996............................................    6.89       2.4          35             6.9             8
December 1996........................................    4.20       3.3          35             6.4             8

--------------------------------------------------------------------------------

NOTE 17   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                           FIRST          SECOND           THIRD          FOURTH
                                          QUARTER         QUARTER         QUARTER         QUARTER
                                        -----------     -----------     -----------     -----------
                1996
-------------------------------------
Net sales............................   $   184,926     $   163,704     $   146,816     $   132,576
Gross profit.........................        27,186          21,782          15,143          13,075
Operating income.....................        20,805          15,546           8,913           5,771
Net income...........................        10,682           7,773           3,834           1,976
Net income per common share..........           .28             .20             .10             .05
Weighted average number of common
  shares.............................    38,670,000      38,670,000      38,670,000      38,670,000

                1995
-------------------------------------
Net sales............................   $   241,647     $   241,439     $   220,972     $   162,964
Gross profit.........................        40,007          62,605          47,173          29,400
Operating income.....................        34,405          56,789          40,593          23,626
Net income...........................        17,961          31,325          22,625          12,491
Net income per common share..........           .46             .81             .59             .32
Weighted average number of common
  shares.............................    38,670,000      38,670,000      38,670,000      38,670,000

--------------------------------------------------------------------------------

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors,
J&L Specialty Steel,
Inc.:

     We have audited the accompanying consolidated balance sheets of J&L Specialty Steel, Inc., a Pennsylvania corporation, and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J&L Specialty Steel, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

     As more fully explained in Note 2 to the consolidated financial statements, the Company changed from the first-in, first-out to the last-in, first-out method of determining the cost of its raw material components of inventories as of January 1, 1994.

                                          /s/ ARTHUR ANDERSEN LLP
                                          ---------------------------------
                                          ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania,
January 28, 1997

--------------------------------------------------------------------------------

        MANAGEMENT'S REPORT ON RESPONSIBILITY FOR FINANCIAL INFORMATION

     The accompanying consolidated financial statements of J&L Specialty Steel, Inc. have been prepared in accordance with generally accepted accounting principles and include some amounts that are based upon management's best estimates and judgments. Management has the primary responsibility for the information contained in the consolidated financial statements and other sections of this Annual Report.

     The Company has a system of internal controls in place to provide reasonable assurance of the safeguarding of assets and reliability of financial reporting. Management is aware of the inherent limitations in all systems of control; however, it believes that through a formal set of procedures and policies, a structured program of review by local management and an internal audit program with appropriate management follow-up, the Company has an effective and responsive system of internal controls.

     As part of their audit of the Company's consolidated financial statements, Arthur Andersen LLP, independent public accountants, considered the Company's system of internal control to the extent they deemed necessary to determine the nature, timing and extent of their audit tests. The audit was done in accordance with generally accepted auditing standards.

     The Audit Committee of the Board of Directors is composed of three outside members. The Audit Committee has the responsibility to make recommendations concerning the engagement of the independent public accountants, to review with the independent public accountants the plans and results of the audit engagement, to review the independence of the independent public accountants, to consider the range of audit and nonaudit fees and to review the adequacy of the Company's internal controls. The Audit Committee meets with the independent public accountants and the Company's internal auditors jointly and separately to evaluate the controls in place.

/s/ CLAUDE F. KRONK
------------------------------------------------------
Claude F. Kronk
Vice Chairman and Chief Executive Officer

/s/ KIRK F. VINCENT
------------------------------------------------------
Kirk F. Vincent
Vice President-Finance and Law

/s/ JOSEPH F. BROZICK
------------------------------------------------------
Joseph F. Brozick
Controller

--------------------------------------------------------------------------------

                           J&L Specialty Steel, Inc.

                            SELECTED FINANCIAL DATA

                                                                YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------------------
                                              1996          1995          1994          1993          1992
                                            --------      --------      --------      --------      --------
                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Total sales, net.........................   $628,022      $867,022      $711,660      $648,192      $667,451
Operating income.........................     51,035       155,413       108,559        83,671        67,933
Income before extraordinary item and
  cumulative effect of accounting
  change.................................   $ 24,265      $ 84,402      $ 53,575      $ 36,444      $ 19,925
Extraordinary item.......................         --            --            --        (4,134)(1)        --
Cumulative effect of accounting change...         --            --            --       (13,526)(2)        --
                                            --------      --------      --------      --------      --------
Net income(3)............................   $ 24,265      $ 84,402      $ 53,575      $ 18,784      $ 19,925
                                            ========      ========      ========      ========      ========
PER COMMON SHARE DATA:
Income before extraordinary item and
  cumulative effect of accounting
  change.................................   $    .63      $   2.18      $   1.39      $   1.15      $    .63
Extraordinary item.......................         --            --            --          (.13)           --
Cumulative effect of accounting change...         --            --            --          (.43)           --
                                            --------      --------      --------      --------      --------
Net income...............................   $    .63      $   2.18      $   1.39      $    .59      $    .63
                                            ========      ========      ========      ========      ========
Weighted average number of common
  shares................................. 38,670,000    38,670,000    38,670,000    31,815,231    31,500,000
Dividends declared on common stock.......   $ 15,468      $ 13,921      $ 13,921      $ 23,480      $ 34,000

OTHER DATA:
Tons shipped.............................    306,791       367,030       367,742       331,404       342,202

BALANCE SHEET DATA:
Working capital..........................   $ 68,758      $113,024      $132,949      $108,951      $ 97,574
Property, plant and equipment, net.......    304,721       217,060       138,551       146,736       152,495
Total assets.............................    771,928       753,818       674,361       626,038       664,529
Total debt...............................    176,657       148,022       165,608       200,670       315,731
Shareholders' equity.....................    390,738       380,225       308,028       267,516       177,472

------------
(1) In December 1993, the Company terminated a $120.0 million interest rate swap agreement scheduled to expire in June 1995. This termination resulted in an extraordinary charge of $4.1 million.

(2) Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company elected to recognize the cumulative effect of the accounting change by recording a one-time, after-tax charge to net income of $13.5 million in 1993.

(3) Included in the 1994 results was a $6.6 million after-tax charge for the adoption of the LIFO inventory accounting method.

--------------------------------------------------------------------------------

STOCK EXCHANGE LISTING

     The common stock of J&L Specialty Steel, Inc. is listed on the New York Stock Exchange under the symbol "JL."

COMMON STOCK DATA

                      MARKET PRICE RANGES
                -------------------------------
   QUARTER          1996               1995
-------------   ------------       ------------

                HIGH     LOW       HIGH     LOW
                ----     ---       ----     ---
First........   $18-3/4  $15-5/8   $21      $16-3/4
Second.......    19-1/4   14-3/8    20       17-1/2
Third........    15-3/8   13-1/8    27-1/4   19-1/8
Fourth.......    14       10-3/4    21-1/4   14-7/8

     A $.09 per share quarterly dividend was paid in 1995. In February 1996, the quarterly dividend was increased to $.10 per share.

     As of March 3, 1997, there were 38,670,000 shares of common stock outstanding that were held by 230 shareholders of record.


                                       29