Form 10-K, Exhibit 13
period 1997-12-31
J&L SPECIALTY STEEL INC
filed 1998-03-27
CIK 912599

                                                                    Exhibit 13.1


--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The management's discussion and analysis that follows provides information with respect to the results of operations of J&L Specialty Steel, Inc. (the "Company") for the years ended December 31, 1997, 1996 and 1995.

YEAR ENDED 1997 COMPARED TO YEAR ENDED 1996

     U.S. Stainless Steel Market. Apparent consumption of stainless steel sheet and strip in the United States increased 4.9% to 1,734,651 tons in 1997 from 1,654,322 tons in 1996. In 1997, stainless steel sheet and strip imports were a record 361,388 tons, or approximately 20.8% of the domestic market, up 7.2% from 337,068 tons in 1996. Reported domestic shipments of stainless steel sheet and strip by the U.S. stainless steel industry (excluding exports) were 1,373,263 tons, an increase of 4.3% compared to the 1,317,254 tons in 1996.

     Net Sales. Net sales for the Company decreased 4.6% to $598.9 million in 1997 from $628.0 million in 1996 despite an 8.9% increase in shipments from 306,791 tons in 1996 to 334,163 tons in 1997. The decrease in net sales was due to continuing downward pressure on sales prices. This decrease was brought about by very low-priced imports and by worldwide increases in stainless steel sheet capacity. On average, selling prices fell $255 or 12.5% per ton in 1997 after falling $315 or 13.3% per ton in 1996. This downward pressure on selling prices is continuing to depress prices in early 1998.

     Cost of Products Sold, Excluding Depreciation and Amortization Expenses.
As a percentage of net sales, cost of products sold, excluding depreciation and amortization expenses, increased to 93.8% in 1997 compared with 84.0% in 1996. The higher cost of products sold as a percentage of net sales in 1997 was due to lower selling prices during 1997 and $28.7 million of Direct Roll Anneal and Pickle ("DRAP") Line commissioning costs incurred in 1997. Excluding these commissioning costs, average cost per ton of steel shipped decreased 7.2% in 1997 largely due to lower raw materials costs.

     Depreciation and Amortization Expenses. Depreciation and amortization expenses increased 17.1%, or $3.9 million in 1997 to $27.0 million. The increase was due to new capital projects placed in service in 1997, specifically the DRAP Line at the Midland plant, the new coil slitting and packaging line and bright anneal line, both located at the Louisville plant.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 4.0%, or $.8 million, to $20.9 million in 1997 compared with $20.1 million in 1996. This increase was primarily due to the reversal of the liability for stock appreciation rights in 1996, mitigated by lower profit sharing costs in 1997.

     Research and Technology Expense. Research and technology expense was relatively unchanged in 1997. The majority of the expense is associated with the Company's ten-year research and technology agreement with Ugine. The agreement has provided the Company with a broad spectrum of patents, know-how and future research and development services, including any commercially viable thin strip casting technology developed by Ugine.

     Unusual Items. During 1997, the Company reached settlements with third-party vendors concerning commercial disputes relating to the quality of certain material purchased by the Company. As a result of these settlements, the Company recorded pretax gains of $15.9 million.

     Restructuring Charge. In October 1997, the Company announced its intention to close certain production facilities at its Detroit plant and lay off approximately 150 hourly and salary employees. A $37.1 million restructuring charge was recorded in the fourth quarter. Included in the charge was a $26.2 million write-down of goodwill and equipment, $7.9 million of early retirement benefits and $3.0 million of severance benefits and other exiting costs. The layoffs and shutdowns of affected equipment are expected to occur gradually during the first half of 1998 as the DRAP Line's production capabilities increase.

--------------------------------------------------------------------------------

     Interest Expense. Interest expense increased by 75.5% in 1997 due to higher amounts of outstanding debt offset somewhat by higher amounts of capitalized interest on major projects in 1997. Three major capital projects were completed in 1997, which ended a period of interest capitalization that began in early 1995. In 1997, $7.4 million of interest was capitalized as compared to $6.1 million in 1996.

     Other (Income) Expense. Other (income) expense improved by $.6 million in 1997 from 1996. The improvement was primarily due to demolition and disposal expenses related to nonoperating facilities at the Midland plant that were incurred in 1996.

     Income Tax Provision. The income tax benefit of $4.1 million on the 1997 pretax loss was significantly limited by the $19.3 million non-deductible goodwill write-down included in the $37.1 million restructuring charge. Additionally, the amortization of the purchase accounting adjustment, which is primarily non-deductible goodwill, also limited the income tax benefit on the 1997 pretax loss. The 48.4% effective income tax rate for 1996 is higher than statutory income tax rates due to the goodwill amortization and other purchase accounting adjustments, which are not deductible for income tax purposes.

     Net Income. Due to the items described above, the Company incurred a net loss of $40.5 million in 1997, versus net income of $24.3 million in 1996.

YEAR ENDED 1996 COMPARED TO YEAR ENDED 1995

     U.S. Stainless Steel Market. Apparent consumption of stainless steel sheet and strip in the United States increased 6.5% to 1,654,322 tons in 1996 from 1,553,907 tons in 1995. In 1996, stainless steel sheet and strip imports were 337,068, up 9.0% due to a firming dollar and excess worldwide manufacturing capacity. Reported domestic shipments of stainless steel sheet and strip by the U.S. stainless steel industry (excluding exports) were 1,317,254, an increase of 5.8% compared to the 1,244,664 tons in 1995. Imports of stainless steel sheet and strip comprised the remaining tons in 1996, or approximately 20.4% of the domestic market.

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

--------------------------------------------------------------------------------

and technology agreement with Ugine. The agreement has provided the Company with a broad spectrum of patents, know-how and future research and development services, including any commercially viable thin strip casting technology developed by Ugine.

     Interest Income. The significant decrease in interest income in 1996 was the result of lower cash balances available for investment.

     Interest Expense. Interest expense decreased by 55.4% in 1996. The significant decrease in interest expense was due to the capitalization of $6.1 million of interest related to capital projects in 1996 versus $2.0 million in 1995. Separately, the effect of higher average debt outstanding during 1996 was proportionately offset by lower effective borrowing rates.

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

LIQUIDITY AND CAPITAL RESOURCES

     Cash from operating activities of $5.6 million and net borrowings of $69.2 million were used to pay $58.7 million of capital expenditures (including $7.4 million of capitalized interest) and dividends of $15.5 million during 1997. Included in cash from operating activities was the receipt of $15.9 million from third-party vendors related to settlements of commercial disputes. The Company increased its borrowings by $66.5 million under its lines of credit during 1997, raising the Company's debt-to-total capitalization ratio to 42.2%, up from 31.1% at December 31, 1996. Working capital was relatively unchanged, decreasing $1.1 million from the prior year end to $67.6 million as of December 31, 1997.

     The majority of the capital expenditures in 1997 were related to the DRAP Line, which was placed into service in September 1997. During the period from 1994 through 1997, the Company made capital expenditures of $264 million. Given completion of the DRAP Line and other finishing expansion projects, total capital expenditures for 1998 are expected to be less than $11 million. The most significant capital project currently in process is the design and purchase of a new temper mill for the Louisville plant. The temper mill is currently expected to be installed in 1999.

     In addition to the $15.5 million dividend mentioned previously, on December 5, 1997, the Company declared a quarterly cash dividend of $.10 per share payable on January 21, 1997, to shareholders of record as of the close of business on January 7, 1998.

     On June 30, 1997, the Company replaced its existing $100 million revolving credit facility with a new five-year $125 million revolving credit agreement and replaced its existing $125 million term loan with a new seven-year term loan. The new $125 million term loan agreement matures on June 30, 2004. The new term loan agreement requires eight semi-annual principal payments of $15.6 million beginning December 31, 2000. Borrowings under the two agreements are at either the bank's base rate or the Euro-Rate (deposits in U.S. dollars offered to major money center banks in the London interbank market) plus a variable margin based upon the Company's financial performance. Neither agreement contains any limitations on the Company's ability to pay dividends unless there is a financial covenant violation or default under the agreement.

     The Company believes that cash flow provided by operating activities and amounts available under its financing sources will enable it to satisfy planned capital expenditures and other cash requirements for the foreseeable future.

--------------------------------------------------------------------------------

OTHER MATTERS

     The Company utilizes software and related technologies throughout its business that will be affected by the date change in the year 2000. The Company has begun to modify its mainframe computer systems and anticipates all mainframe and intermediary system modifications will be completed by the end of 1998. Total costs for such modifications are expected not to exceed $3 million and will be expensed as incurred. The Company is reviewing its computer controlled manufacturing equipment for year 2000 issues. Cost estimates for any necessary modifications to this equipment are not yet available, but it is anticipated that any necessary modifications will also be substantially completed by the end of 1998.

     The forward-looking statements contained in this report involve risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Notably, actual 1998 capital expenditures may be greater or less than anticipated, and the year 2000 issue could involve unexpected issues and require additional costs.

--------------------------------------------------------------------------------

=========================                              =========================

                           J&L Specialty Steel, Inc.

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                                1997           1996
                                                              --------       --------
Current assets:
  Cash and cash equivalents.................................  $  1,186       $    499
  Trade receivables, less allowances of $3,883 and $3,869,
     respectively...........................................    54,250         55,153
  Trade receivables from affiliates.........................     7,142          6,191
  Inventories...............................................   151,115        143,576
  Income taxes receivable...................................     3,743             --
  Deferred income taxes.....................................     9,366          7,172
  Prepaid expenses and other current assets.................     1,093            605
                                                              --------       --------
       Total current assets.................................   227,895        213,196
                                                              --------       --------
Property, plant and equipment, net..........................   338,062        304,721
Goodwill, net of accumulated amortization of $69,082
  and $68,194, respectively.................................   211,932        238,209
Deferred income taxes.......................................     4,569          3,587
Other noncurrent assets.....................................     9,933         12,215
                                                              --------       --------
       Total assets.........................................  $792,391       $771,928
                                                              ========       ========

                        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Trade accounts payable....................................  $ 76,679       $ 72,621
  Construction accounts payable.............................    15,288         22,914
  Accrued employee compensation and benefits................    21,136         19,571
  Other accrued liabilities.................................    23,860         23,127
  Short-term debt...........................................    23,319          6,205
                                                              --------       --------
       Total current liabilities............................   160,282        144,438
                                                              --------       --------
Long-term debt..............................................   222,583        170,452
Postretirement benefits liability...........................    53,473         48,729
Other noncurrent liabilities................................    19,547         17,571
Shareholders' equity:
  Preferred stock (par value $.01 per share; 2,000,000
     shares authorized, no shares issued and outstanding)...        --             --
  Common stock (par value $.01 per share; 100,000,000 shares authorized, 38,763,000 and 38,670,000 shares issued and
     outstanding)...........................................       388            387
  Additional paid-in capital................................   311,823        308,378
  Retained earnings.........................................    25,989         81,973
  Unearned compensation.....................................    (1,694)            --
                                                              --------       --------
       Total shareholders' equity...........................   336,506        390,738
                                                              --------       --------
       Total liabilities and shareholders' equity...........  $792,391       $771,928
                                                              ========       ========

   The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

=========================                              =========================
                           J&L Specialty Steel, Inc.

                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           1997          1996          1995
                                                         --------      --------      --------
Trade sales, net.......................................  $550,615      $579,500      $797,044
Sales to affiliates, net...............................    48,316        48,522        69,978
                                                         --------      --------      --------
     Total sales, net..................................   598,931       628,022       867,022

Cost of products sold..................................   561,992       527,805       665,040
Depreciation and amortization expenses.................    26,968        23,031        22,797
Selling, general and administrative expenses...........    20,915        20,102        19,739
Research and technology expense........................     5,980         6,049         4,033
Unusual items..........................................   (15,907)           --            --
Restructuring charge...................................    37,100            --            --
                                                         --------      --------      --------
     Operating income (loss)...........................   (38,117)       51,035       155,413

Interest expense.......................................     6,859         3,909         8,758
Interest income........................................      (120)         (262)       (2,954)
Other (income) expense, net............................      (245)          378         2,682
                                                         --------      --------      --------
     Income (loss) before income taxes.................   (44,611)       47,010       146,927
Income tax expense (benefit)...........................    (4,095)       22,745        62,525
                                                         --------      --------      --------
     Net income (loss).................................  $(40,516)     $ 24,265      $ 84,402
                                                         ========      ========      ========
Earnings (loss) per common share:
     Basic.............................................  $  (1.05)     $    .63      $   2.18
                                                         ========      ========      ========
     Diluted...........................................  $  (1.05)     $    .63      $   2.17
                                                         ========      ========      ========

   The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

=========================                              =========================
                           J&L Specialty Steel, Inc.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                             (DOLLARS IN THOUSANDS)

                                                             1997         1996        1995
                                                           ---------    --------    ---------
Cash flows from operating activities:
  Net income (loss)......................................  $ (40,516)   $ 24,265    $  84,402
  Adjustments to reconcile net income (loss) to net cash
     provided by operating activities:
     Amortization of intangibles and depreciation........     26,968      23,031       22,797
     Deferred income taxes...............................     (3,176)     (1,735)      (3,891)
     Restructuring charge................................     37,100          --           --
     Amortization of unearned compensation...............         36          --           --
  Changes in certain assets and liabilities:
     Trade receivables...................................        (48)     10,754       25,695
     Inventories.........................................     (7,539)     18,211      (25,309)
     Other current assets................................     (4,231)        587         (418)
     Trade accounts payable..............................      4,058     (14,355)       2,537
     Construction accounts payable.......................     (7,626)     (1,332)      23,789
     Accrued employee compensation and benefits..........     (4,955)     (9,570)        (265)
     Other current liabilities...........................      2,449          14       (3,755)
     Postretirement benefits liability...................      5,044       2,143        3,747
     Other, net..........................................     (1,961)      2,820        3,447
                                                           ---------    --------    ---------
       Net cash provided by operating activities.........      5,603      54,833      132,776
                                                           ---------    --------    ---------
Cash flows from investing activities:
  Capital expenditures...................................    (58,693)   (103,316)     (94,060)
                                                           ---------    --------    ---------
       Net cash used by investing activities.............    (58,693)   (103,316)     (94,060)
                                                           ---------    --------    ---------
Cash flows from financing activities:
  Borrowings on lines of credit, net.....................     66,500      25,600           --
  Refinancing of long-term bank loan.....................    125,000          --      125,000
  Repayment of long-term bank loan.......................   (125,000)         --     (145,000)
  Borrowings of industrial development notes, net........      2,745       3,035        2,414
  Common stock dividends paid............................    (15,468)    (15,081)     (13,921)
                                                           ---------    --------    ---------
       Net cash provided (used) by financing
          activities.....................................     53,777      13,554      (31,507)
                                                           ---------    --------    ---------
Net increase (decrease) in cash and cash equivalents.....        687     (34,929)       7,209
Cash and cash equivalents at beginning of year...........        499      35,428       28,219
                                                           ---------    --------    ---------
Cash and cash equivalents at end of year.................  $   1,186    $    499    $  35,428
                                                           =========    ========    =========

   The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

=========================                              =========================
                           J&L Specialty Steel, Inc.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               ADDITIONAL    RETAINED
                                     COMMON     PAID-IN      EARNINGS/      UNEARNED
                                     STOCK      CAPITAL      (DEFICIT)    COMPENSATION     TOTAL
                                     ------    ----------    ---------    ------------    --------
Balance at December 31, 1994.......   $387      $304,946     $  2,695       $    --       $308,028

  Net income.......................     --            --       84,402            --         84,402
  Common stock dividends paid
     ($.27 per share)..............     --            --      (10,441)           --        (10,441)
  Common stock dividends payable
     ($.09 per share)..............     --            --       (3,480)           --         (3,480)
  Income tax benefit from exercised
     stock warrant.................     --         1,716           --            --          1,716
                                      ----      --------     --------       -------       --------
Balance at December 31, 1995.......    387       306,662       73,176            --        380,225

  Net income.......................     --            --       24,265            --         24,265
  Common stock dividends paid
     ($.30 per share)..............     --            --      (11,601)           --        (11,601)
  Common stock dividends payable
     ($.10 per share)..............     --            --       (3,867)           --         (3,867)
  Income tax benefit from exercised
     stock warrant.................     --         1,716           --            --          1,716
                                      ----      --------     --------       -------       --------
Balance at December 31, 1996.......    387       308,378       81,973            --        390,738

  Net loss.........................     --            --      (40,516)           --        (40,516)
  Common stock dividends paid
     ($.30 per share)..............     --            --      (11,601)           --        (11,601)
  Common stock dividends payable
     ($.10 per share)..............     --            --       (3,867)           --         (3,867)
  Issuance of restricted stock, net
     of amortization...............      1         1,729           --        (1,694)            36
  Income tax benefit from exercised
     stock warrant.................     --         1,716           --            --          1,716
                                      ----      --------     --------       -------       --------
Balance at December 31, 1997.......   $388      $311,823     $ 25,989       $(1,694)      $336,506
                                      ====      ========     ========       =======       ========

   The accompanying notes are an integral part of these financial statements.

--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1   ORGANIZATION AND NATURE OF OPERATIONS

     J&L Specialty Steel, Inc. (the "Company") is a leading manufacturer of flat rolled stainless steel. On June 14, 1990, Ugine s.a. ("Ugine"), a French corporation, became the sole shareholder of a predecessor to the Company. On December 6, 1993, two predecessors to the Company were merged with and into a newly formed corporation, J&L Specialty Steel, Inc., with the Company being the surviving entity. On December 15, 1993, the Company completed an initial public offering of common stock. At December 31, 1997 and 1996, Usinor, successor by merger to Ugine, owned 53.5% and 53.6%, respectively, of the Company's issued and outstanding shares of common stock.

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

     At present, an integral part of the Company's stainless steel production process involves the use of a hot strip mill. The Company does not operate a hot strip mill and maintains tolling arrangements with two other companies for the use of their hot strip mills. The Company's dependence on these arrangements could subject it to interruption in service due to strikes and other production disruptions at the providers' facilities, which are not within the Company's control. Should this interruption occur, it could have a material adverse effect on the Company's financial condition and results of operations. The current labor contract at the primary provider of such tolling services expires on August 1, 1999.

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

  Inventories

     Inventories are stated at the lower of cost or market. The cost of raw materials, including raw materials in work-in-process and finished goods steel inventories, is determined by the last-in, first-out ("LIFO") method. The remaining cost of work-in-process and finished goods inventories are determined by the specific identification cost method. Inventories include material, labor and overhead costs.

  Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Expenditures for additions and betterments are capitalized, while those for maintenance, repairs and minor renewals are expensed as incurred. For financial reporting purposes, the Company provides for depreciation on the straight-line method over the estimated useful lives of the related assets. Accelerated depreciation methods are utilized for federal income tax purposes. In 1997, $6,900 of equipment was written down. See Note 12.

  Intangible Assets

     Goodwill is being amortized on a straight-line basis over 40 years. Other noncurrent assets include patents and manufacturing know-how that are valued on a continued-use basis with lives not exceeding 15 years.

     The Company evaluates the recoverability of intangible assets, including goodwill, at each balance sheet date based on forecasted future operations and undiscounted cash flows and other subjective criteria. Based upon historical data, management believes that the carrying amount of these intangible assets will be realizable over their respective amortization periods. In 1997, $19,300 of goodwill, related to the partial closure of the Company's Detroit plant, was written down. See Note 12.

  Financial Instruments

     The Company enters into nonleveraged interest rate swap agreements to manage interest rate exposure. The differential to be paid or received is accrued as interest rates change and is recognized as interest expense or income in the current period.

  Stock-Based Compensation

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") in October 1995. This statement establishes a fair value based method of financial accounting and related reporting standards for stock-based employee compensation plans, such as the Company's 1993 Stock Incentive Plan. SFAS No. 123 became effective for calendar year 1996 and provides for adoption in the income statement or through footnote disclosure only. The Company has continued to account for its 1993 Stock Incentive Plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB No. 25") as permitted by SFAS No. 123, and has provided the new disclosure in Note 17.

--------------------------------------------------------------------------------

NOTE 3   INVENTORIES

     The Company values costs of raw materials in all levels of inventory using the LIFO method in order to match current costs with current revenues.

     Inventory balances as of December 31 consisted of the following:

                               1997        1996
                             --------    --------
Raw materials..............  $ 18,621    $ 14,567
Work-in-process............   107,572     104,512
Finished goods.............    40,270      39,448
                             --------    --------
Total inventories at
  current cost.............   166,463     158,527
Less allowance to reduce
  current cost values to
  LIFO basis...............   (15,348)    (14,951)
                             --------    --------
Total inventories..........  $151,115    $143,576
                             ========    ========

     At December 31, 1997 and 1996, inventories not valued on the LIFO method were $74,750 and $72,452, respectively. Cost of products sold was increased by approximately $1,433 in 1996 as a result of the liquidation of LIFO inventories.

     The Company enters into fixed price raw material contracts to hedge its exposure to price fluctuations. Currently, none of these contracts are for more than one year. The Company's requirement for raw materials is expected to significantly exceed the amounts under contract.

NOTE 4   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment and their related allowances for depreciation as of December 31 were:

                               1996        1995
                             --------    --------
Land.......................  $  4,802    $  3,325
Buildings..................    41,592      21,242
Machinery and equipment....   394,393     191,165
Construction-in-progress...     2,412     183,158
                             --------    --------
Total property, plant and
  equipment................   443,199     398,890
Less allowance for
  depreciation.............  (105,137)    (94,169)
                             --------    --------
Property, plant and
  equipment, net...........  $338,062    $304,721
                             ========    ========

     During 1997, the Company incurred $28.7 million of commissioning costs related to its new Direct Roll Anneal and Pickle ("DRAP") Line at its Midland, Pa. plant. The line was placed into service in September 1997. Interest capitalized during 1997, 1996 and 1995 was $7,409, $6,097 and $1,996, respectively. As of December 31, 1997 and 1996, purchase commitments for capital expenditures were approximately $700 and $18,000, respectively.

NOTE 5   SHORT-TERM BORROWING FACILITIES

     The Company has $54,400 of uncommitted, short-term lines of credit with various banks. Borrowings under these unsecured lines of credit are used to finance the Company's working capital requirements and for other general corporate purposes. Interest rates are quoted by each bank on an "as offered" basis depending on the terms of the borrowing (from one day to six months). The Company had outstanding borrowings of $22,100 and $5,600 under these lines of credit as of December 31, 1997 and 1996, respectively. The maximum outstanding borrowing was $30,800 and $20,600 in 1997 and 1996, respectively. The average amount outstanding during 1997 and 1996 was $18,014 and $10,190, respectively. The weighted daily average interest rate was 5.9% in 1997 and 5.7% in 1996. The maximum borrowing available under these lines of credit at December 31, 1997, after considering the short-term borrowing limitations provided in the revolving credit facility, was $17,900.

NOTE 6   LONG-TERM DEBT

     Long-term debt as of December 31 consisted of the following:

                               1997        1996
                             --------    --------
Term loan..................  $125,000    $125,000
Revolving credit
  facility.................    70,000      20,000
7% pollution control
  revenue bonds due June 1,
  1998 through June 1,
  2008.....................    11,975      11,975
6.6% pollution control
  revenue refunding bonds
  due September 1, 2006
  through September 1,
  2010.....................     8,000       8,000
2%-4% industrial
  development notes........     8,827       6,082
                             --------    --------
                              223,802     171,057
Current maturities.........    (1,219)       (605)
                             --------    --------
Total long-term debt.......  $222,583    $170,452
                             ========    ========

--------------------------------------------------------------------------------

     On June 30, 1997, the Company replaced its existing $125,000 term loan with a new seven-year term loan. The new $125,000 term loan agreement matures on June 30, 2004. The term loan agreement requires eight semi-annual principal payments of $15,600 beginning December 31, 2000. Borrowings under the term loan agreement are at either the bank's base rate or the Euro-Rate (deposits in U.S. dollars offered to major money center banks in the London interbank market) plus a variable margin based upon the Company's financial performance. The weighted average interest rate was 6.1% in 1997 and 6.0% in 1996.

     On June 30, 1997, the Company replaced its existing $100,000 revolving credit facility with a new five-year $125,000 revolving credit agreement. The credit agreement provides for borrowings at either the bank's base rate or Euro-Rate plus a variable margin based upon the Company's financial performance. The Company is obligated to pay a commitment fee on the unused portion of the loan commitment. The Company had outstanding borrowings of $70,000 and $20,000 under the revolving credit facility as of December 31, 1997 and December 31, 1996, respectively. The maximum outstanding borrowing in 1997 and 1996 was $70,000 and $20,000, respectively. The average amount outstanding during 1997 and 1996 was $51,517 and $9,745, respectively. The weighted daily average interest rate was 6.1% in 1997 and 5.9% in 1996. The available portion of this line was $55,000 at December 31, 1997. Borrowings under the revolving credit facility are available to finance the Company's working capital requirements and for other general corporate purposes.

     Both the term loan and the revolving credit agreement are unsecured but contain certain financial covenants that the Company is required to meet, including a minimum adjusted consolidated tangible net worth covenant and a consolidated leverage ratio covenant. The agreements also contain a put event based on the continued ownership of a majority of the issued and outstanding shares of common stock of the Company by Usinor or Ugine and an event of default in certain situations if Usinor or Ugine become involved in bankruptcy or insolvency proceedings. Neither agreement contains any limitations on the Company's ability to pay dividends unless there is a covenant violation or default of the agreement. The Company is in compliance with all applicable covenants. Currently, the most restrictive provision of the agreements is the minimum adjusted consolidated tangible net worth covenant. As of December 31, 1997, the Company's adjusted consolidated tangible net worth, as defined in the agreement, was approximately $136,878, and the minimum required amount was $90,000.

     An $8,300 stand-by letter of credit is outstanding to secure the 6.6% pollution control revenue refunding bonds. An additional $5,868 in letters of credit are outstanding with several banks in support of certain other Company obligations.

     During 1997, the Company entered into two separate industrial development loans totaling $3,500 with maturities of ten and fifteen years, respectively. The industrial development notes are secured by certain related facilities or equipment.

     Maturities of long-term debt in each of the next five years are as follows:
1998--$1,219; 1999--$1,258; 2000--$16,940; 2001--$32,614; and 2002--$102,626.

     Cash paid for interest was $13,916, $8,869, and $11,162 for the years ended December 31, 1997, 1996, and 1995, respectively. Included in interest paid in 1995 is a loan guarantee fee of $604 paid to Usinor on a former term loan.

NOTE 7   FINANCIAL INSTRUMENTS

     The Company's usage of derivative financial instruments has been limited to nonleveraged interest rate swaps to manage well-defined interest rate risk.

--------------------------------------------------------------------------------

     The following table provides information on the interest rate swaps:

                                                 WEIGHTED AVERAGE
                                    NOTIONAL       INTEREST RATE
                       NOTIONAL      AMOUNT      -----------------
   CLASSIFICATION       AMOUNT    OUTSTANDING    RECEIVED    PAID
   --------------      --------   -----------    ---------   -----
                   YEAR ENDED DECEMBER 31, 1997
SWAP.................  $11,975    $11,975           7.0%      5.7%
SWAP.................   62,375       --             5.7       6.2
                   YEAR ENDED DECEMBER 31, 1996
SWAP.................  $11,975    $11,975           7.0%      5.6%
SWAP.................   62,375     62,375           5.7       6.2

     The Company entered into forward start interest rate swap agreements in October 1997 that had the effect of converting $100,000 of variable rate debt into a fixed rate obligation. The start date of the interest rate swap agreements is January 1998, and the expiration date is July 1998. The cash settlement of the transactions occurs on a quarterly basis, with the Company either paying or receiving the difference between the fixed rate of interest and three-month LIBOR.

     The Company entered into interest rate swap agreements in July 1996 that had the effect of converting $62,375 of variable rate debt into a fixed rate obligation. The expiration date of the interest rate swap agreements was October 1997. The cash settlement of the transactions occurred on a quarterly basis, with the Company either paying or receiving the difference between the fixed rate of interest and three-month LIBOR.

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

     The effect of the interest rate swaps was to increase interest expense by $73 in 1997 and decrease interest expense by $14 in 1996.

NOTE 8   PENSION BENEFITS

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

     The following table summarizes total pension expense for the years ended December 31:

       PLAN TYPE           1997     1996     1995
       ---------          ------   ------   ------
Defined benefit.........  $3,696   $4,171   $4,445
Defined contribution....   1,670    1,602    1,478
                          ------   ------   ------
Total...................  $5,366   $5,773   $5,923
                          ======   ======   ======

     Net periodic pension expense for the defined benefit plans in 1997, 1996, and 1995 was determined assuming discount rates of 7.25%, 7.0%, and 8.0%, respectively, and an expected rate of return on plan assets of 9.0% for 1997, 1996, and 1995. Components of net periodic pension expense are as follows:

                        1997       1996      1995
                       -------   --------   -------
Service cost.........  $ 2,935   $  2,930   $ 2,391
Interest cost on
  projected benefit
  obligation.........    6,073      5,533     5,745
Actual return on
  assets.............  (14,945)    (8,005)  (14,678)
Net amortization and
  deferral...........    9,633      3,713    10,987
                       -------   --------   -------
Net periodic pension
  expense............  $ 3,696   $  4,171   $ 4,445
                       =======   ========   =======

--------------------------------------------------------------------------------

     In addition to the 1997 net periodic pension expense above, additional expense of $4,800 was recorded in the 1997 restructuring charge for plan termination benefits and plan curtailment. See Note 12.

     The Company's projected, accumulated and vested defined benefit pension obligations as of December 31, 1997 and 1996, were determined assuming discount rates of 7.0% and 7.25%, respectively. The assumed rate of salary increase was 4.0% as of December 31, 1997 and 1996. Plan assets consist primarily of professionally-managed common stocks, fixed income securities and short-term investments.

            BENEFITS               1997      1996
            --------              -------   -------
Actuarial present value of:
  Vested benefit obligation.....  $75,470   $61,491
  Nonvested benefit
    obligation..................   11,076    10,299
                                  -------   -------
Accumulated benefit
  obligation....................   86,546    71,790
Additional obligation for
  projected compensation
  increases.....................   14,197    11,914
                                  -------   -------
Projected benefit obligation....  100,743    83,704
Plan assets at market value.....   78,832    67,588
                                  -------   -------
Projected benefit obligation in
  excess of plan assets.........   21,911    16,116
Unrecognized prior service
  cost..........................   (6,862)   (6,857)
Unrecognized net actuarial
  gain..........................    8,994     6,521
                                  -------   -------
Accrued pension cost............  $24,043   $15,780
                                  =======   =======

NOTE 9   RETIREMENT BENEFITS OTHER THAN PENSIONS

     The Company maintains unfunded postretirement health care and life insurance benefit plans covering most hourly and salaried employees. Substantially all of the Company's employees may become eligible for these benefits if they retire while working for the Company. The basic hourly health care and life insurance benefit plans are noncontributory, while the major medical options of the health care plan are contributory. Generally, the postretirement salaried benefit plans are contributory. In 1995, the Company agreed to establish a Voluntary Employee Beneficiary Association Trust ("VEBA") to prefund a portion of health care and life insurance benefits for retirees covered under the USWA union agreement. The Company funded the VEBA with cash contributions of $1,800 for the years ended December 31, 1997 and 1996, respectively. Additionally, the Company is required to make minimum cash contributions of $1,800 in each succeeding contract year of the USWA union agreement.

     Postretirement benefit expenses for 1997, 1996, and 1995 were determined assuming discount rates of 7.25%, 7.0%, and 8.0%, respectively. Components of postretirement benefit expense are as follows:

                           1997     1996     1995
                          ------   ------   ------
Cost of benefits earned
  during the year.......  $1,849   $1,865   $1,670
Interest on APBO........   3,480    3,344    3,249
Actual return on
  assets................    (607)      --       --
Net amortization........     359        2      (54)
                          ------   ------   ------
Total postretirement
  benefit expense.......  $5,081   $5,211   $4,865
                          ======   ======   ======

     In addition to the postretirement benefit expense above, an additional expense of $3,100 was recorded in the 1997 restructuring charge for plan termination benefits and plan curtailment. See Note 12.

     The accumulated postretirement benefit obligation ("APBO") as of December 31 was:

                                 1997      1996
                                -------   -------
Retirees......................  $17,031   $15,653
Fully eligible plan
  participants................   10,819     7,599
Other active plan
  participants................   30,250    27,168
                                -------   -------
Total APBO....................   58,100    50,420
Plan assets at market value...    4,207     1,800
                                -------   -------
APBO in excess of plan
  assets......................   53,893    48,620
Unrecognized prior service
  cost........................      (36)      (42)
Unrecognized net actuarial
  gain........................    3,216     3,451
                                -------   -------
Accrued postretirement benefit
  cost........................  $57,073   $52,029
                                =======   =======

--------------------------------------------------------------------------------

     Postretirement benefit liabilities as of December 31 are reported on the balance sheets as follows:

                                 1997      1996
                                -------   -------
Accrued compensation and
  benefits....................  $ 3,600   $ 3,300
Postretirement benefits
  liability...................   53,473    48,729
                                -------   -------
Total postretirement benefits
  liability...................  $57,073   $52,029
                                =======   =======

     The discount rate used to determine the APBO was 7.0% at December 31, 1997 and 7.25% at December 31, 1996. The assumed medical cost trend rate at December 31, 1997, was 9.0%, grading down to an ultimate rate of 5.0% in 2007 and remaining at that level thereafter. The assumed medical cost trend rate at December 31, 1996, was 10.0%, grading down to an ultimate rate of 5.0% in 2007 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rates for each future year increases annual postretirement benefit expense by $1,171 and the APBO by $10,093.

     Payments of postretirement benefits were $1,366, $1,271, and $1,118 in 1997, 1996 and 1995, respectively.

NOTE 10   SHAREHOLDERS' EQUITY

     In 1988, The LTV Corporation ("LTV"), a former shareholder, exercised its warrant to purchase 200,000 shares of common stock of J&L Specialty Products Corporation, predecessor to the Company. A condition to the exercise of the warrant was an extension of the Tolling Agreement between a subsidiary of LTV and the Company pursuant to which LTV agreed to convert the Company's steel slabs into hot bands. For income tax purposes, the difference between the exercise price plus the amount paid for the warrant and the fair value of the common stock on the date of exercise is deductible by the Company over the term of the Tolling Agreement. Accordingly, the Company has increased additional paid-in capital by $1,716 in 1997, 1996 and 1995 to reflect the income tax benefit recognized for this amortization.

NOTE 11   UNUSUAL ITEMS

     In the first and third quarters of 1997, the Company reached settlements with two unrelated, third-party vendors concerning commercial disputes relating to the quality of certain material purchased by the Company. As a result of these settlements, the Company recorded pretax gains totalling $15,907 in 1997.

NOTE 12   RESTRUCTURING CHARGE

     As a result of the difficult market conditions and the upcoming ability to move production to the new more cost effective DRAP Line, the need for certain production facilities at the Detroit plant was reduced. Accordingly, in October 1997 the Company announced that it intended to close certain production facilities at its Detroit Plant during the fourth quarter of 1997 and layoff approximately 150 hourly and salary employees. A $37,100 restructuring charge was recorded in the fourth quarter. Included in the charge was a $26,200 write-down of goodwill and equipment, $7,900 for early retirement benefits and $3,000 for severance benefits and other exiting costs. The layoffs and shutdowns of affected equipment are expected to occur gradually during the first half of 1998 as the DRAP Line's production capabilities increase.

NOTE 13   INCOME TAXES

     The consolidated provision for income tax expense (benefit) includes current and deferred taxes as follows for the years ended December 31:

                        1997       1996       1995
                       -------    -------    -------
CURRENT TAXES:
  Federal............  $  (186)   $21,237    $54,862
  State and local....     (733)     3,243     11,554
                       -------    -------    -------
    Total............     (919)    24,480     66,416
                       -------    -------    -------
DEFERRED TAXES:
  Federal............   (3,016)    (1,452)    (3,196)
  State and local....     (160)      (283)      (695)
                       -------    -------    -------
    Total............   (3,176)    (1,735)    (3,891)
                       -------    -------    -------
Total current and
  deferred taxes.....  $(4,095)   $22,745    $62,525
                       =======    =======    =======

--------------------------------------------------------------------------------

     Income tax expense (benefit) varies from the amount that would be provided by applying the federal statutory income tax rate to earnings before income taxes as reflected below:

                          1997     1996     1995
                          -----    -----    -----
Federal statutory income
  tax rate..............  (35.0)%   35.0%    35.0%
State and local income
  taxes, net of federal
  income tax benefit....   (3.4)     2.9      4.3
Amortization of purchase
  accounting
  adjustment............   10.1     10.5      3.3
Restructuring charge....   19.1       --       --
                          -----    -----    -----
Effective income tax
  rate..................   (9.2)%   48.4%    42.6%
                          =====    =====    =====

     Net deferred income tax assets (liabilities) are composed of the following as of December 31:

                                1997       1996
                              --------   --------
Deferred income
  tax--current..............  $  9,366   $  7,172
Deferred income
  tax--long-term............     4,569      3,587
                              --------   --------
Net deferred income tax
  assets....................  $ 13,935   $ 10,759
                              ========   ========

     Consisting of:
                                1996       1995
                              --------   --------
Financial reserves not yet
  deductible................  $ 16,367   $ 13,563
Postretirement benefits
  other than pensions.......    21,257     19,116
Depreciation................   (26,700)   (20,161)
Other, net..................     1,727     (1,759)
Alternative minimum tax
  credit....................     1,284         --
                              --------   --------
                              $ 13,935   $ 10,759
                              ========   ========

     Cash paid for income taxes for 1997, 1996 and 1995 was $4,468, $23,287 and $68,488, respectively.

     As of December 31, 1997, the Company had state income tax net operating loss carryforwards of approximately $1.5 to $3.0 million expiring in 2000 through 2012.

     As a result of its deferred tax attributes and the pretax loss for the year, the Company did not generate any liability for regular federal income tax purposes for the year ended December 31, 1997. The Company, however, did recognize alternative minimum tax of approximately $1.3 million for 1997. The alternative minimum tax can be carried forward as a credit to offset regular income tax in years when regular income tax exceeds alternative minimum tax.

NOTE 14   COMMITMENTS

     During 1996, the Company entered into a noncancelable contract to purchase certain manufacturing support services for the Company's DRAP Line. The five-year contract provides the Company with per unit prices for services to be provided under the contract plus a minimum monthly obligation related to such contractor's fixed costs. The contract began February 1, 1997, and the Company's annual minimum obligation under the contract is approximately $2,000 per year.

     The Company leases certain property, plant and equipment under various operating lease agreements. The total rent expense for the years ended December 31, 1997, 1996 and 1995, was $2,460, $2,362, and $2,271, respectively.

     Future minimum lease payments required under noncancelable operating leases that have initial or remaining lease terms in excess of one year as of December 31, 1997, are: 1998--$1,089; 1999--$839; 2000--$884; 2001--$707; and 2002--$422.

NOTE 15   RELATED-PARTY TRANSACTIONS

     Effective October 1, 1993, the Company entered into a ten-year research and technology agreement (the "Agreement") with Ugine that provides the Company with a broad spectrum of patents, know-how and future research and development services concerning the manufacturing and processing of flat rolled stainless steel. The Company made an initial $5,000 cash payment to Ugine for the transfer of rights to existing patents and know-how and for research and development services provided during the first year of the Agreement. Annual fees for the years ended December 31, 1997 and 1996, were $5,000 in each year for these research and development services. Ongoing annual fees to be paid to Ugine for research and development services will also be $5,000 in 1998 and each year thereafter for the term of the Agreement.

--------------------------------------------------------------------------------

     In addition to the research and technology agreement, the Company has purchased various steel products and other services from Usinor or its affiliates. Payments to Usinor relating to certain insurance premiums for the Company amounted to $61, $57 and $391 in 1997, 1996 and 1995, respectively. The payments in all three years represented coverage for a one-year period. Purchases of steel from Usinor or its affiliates during the three-year period were insignificant.

     See also Note 6 for certain additional related-party transactions.

NOTE 16   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

     Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 1997 and 1996:

                              1997                  1996
                       -------------------   -------------------
                       CARRYING     FAIR     CARRYING     FAIR
                        AMOUNT     VALUE      AMOUNT     VALUE
                       --------   --------   --------   --------
FINANCIAL ASSETS:
  Cash and cash
    equivalents......  $  1,186   $  1,186   $    499   $    499
FINANCIAL
  LIABILITIES:
  Interest rate
    swaps............        --       (240)        --       (108)
  Term loan..........   125,000    125,000    125,000    125,000
  Revolving credit
    facility.........    70,000     70,000     20,000     20,000
  Short-term
    borrowings.......    22,100     22,100      5,600      5,600
  Pollution control
    revenue bonds....    19,975     20,217     19,975     20,162
  Industrial
    development
    notes............     8,827      5,375      6,082      3,997

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

--------------------------------------------------------------------------------

NOTE 17   STOCK OPTION PLAN

     On October 26, 1993, the Company's Board of Directors authorized the adoption of the 1993 Stock Incentive Plan ("Plan") under which 2,000,000 shares of common stock have been reserved for issuance to employees pursuant to the exercise of incentive stock options ("ISOs") and for issuance to employees and the Chairman of the Board of Directors of the Company pursuant to the exercise of nonstatutory stock options. The Plan also provides for alternative stock appreciation rights ("SARs") with respect to both ISOs and nonstatutory stock options. The SARs generally give the grantee the right to either receive shares upon exercise of the option or, at the discretion of the Board of Directors, cash, shares or a combination thereof equal in value to 100% of the excess of the fair market value of the common stock on the date of exercise of the option over the option price.

     Under the Plan, the exercise price of each option equals the market price of the Company's stock on the date of grant. The stock options and stock appreciation rights are exercisable over a period determined by the Board of Directors, but no longer than ten years after the date they are granted. Following are the options granted under the 1993 Stock Incentive Plan:

                                                           NUMBER
                                               OPTIONS   EXERCISED/                   NUMBER
           DATE OF GRANT              PRICE    GRANTED    EXPIRED     OUTSTANDING   WITH SARS    EXERCISABLE
           -------------              ------   -------   ----------   -----------   ----------   -----------
October 1993........................  $14.00   568,000     65,000       503,000      503,000       194,333
December 1995.......................  $15.63   330,000         --       330,000      165,000       143,333
June 1996...........................  $16.94    30,000         --        30,000       15,000            --
December 1996.......................  $12.00    27,000         --        27,000       13,500            --
December 1997.......................  $ 9.56     9,000         --         9,000        4,500            --
                                               -------     ------       -------      -------       -------
                                               964,000     65,000       899,000      701,000       337,666
                                               =======     ======       =======      =======       =======

     During 1995, 20,000 of the October 1993 stock appreciation rights were exercised, resulting in a cash payment of $163. There were 234,333 stock options exercisable at December 31, 1996, and 20,000 exercisable at December 31, 1995. The Company accounts for the Plan by application of APB No. 25 and related Interpretations. For the years ended December 31, 1996 and 1995, the compensation expense (income) related to the stock appreciation rights was $(1,390) and $404, respectively. No compensation expense or income was recorded in 1997.

     Had compensation cost for the Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the method of SFAS No. 123, the Company's 1997 net loss would have increased to $40,726 and the diluted loss per share would have been unchanged at $1.05. Net income and diluted earnings per share in 1996 would have increased to $24,075 and the diluted earnings per share would have been unchanged at $.63. The pro forma effect on 1995 was insignificant. Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model as follows:

                                                                              ASSUMPTIONS
                                                             ------------------------------------------------
                                                     FAIR    DIVIDEND    EXPECTED      RISK-FREE     EXPECTED
                    GRANT DATE                       VALUE    YIELD     VOLATILITY   INTEREST RATE    LIVES
                    ----------                       -----   --------   ----------   -------------   --------
December 1995.....................................   $5.98     2.4%         35%           5.8%          8
June 1996.........................................    6.89     2.4          35            6.9           8
December 1996.....................................    4.20     3.3          35            6.4           8
December 1997.....................................    2.88     4.2          35            5.9           8

--------------------------------------------------------------------------------

     On June 10, 1997, the Plan was amended and restated to permit the issuance of restricted shares of the Company's common stock to employees. The amendment did not increase the total number of shares available for issuance under the Plan, but did extend the expiration period in which to make future awards from October 25, 2003 to March 3, 2007. On December 7, 1997, 93,000 time accelerated restricted shares were issued to certain executives at a fair value of $9.56 per share. In addition, a total of 88,000 time accelerated restricted shares are anticipated to be issued in 1998 and 1999 pursuant to certain executive employment agreements. The vesting of these shares may be accelerated based on the Company's performance as measured against a steel industry group.

NOTE 18   EARNINGS PER SHARE

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share," ("SFAS No. 128") in February 1997. SFAS No. 128 simplifies the standards for computing earnings per share ("EPS") previously found in APB Opinion No. 15, "Earnings per Share." SFAS No. 128 replaces the presentation of primary EPS with a presentation of basic EPS, which includes only the weighted average number of common shares outstanding and does not include any potentially dilutive securities in the calculation.

     The 1997 basis EPS computation was done using 38,683,885 shares. Given the net loss for 1997, there were no reconciling dilutive securities, as the 899,000 outstanding options to purchase common stock would have been antidilutive had they been exercised. These options expire during 2003 through 2007. Following is the reconciliation of the basic and diluted per share computations for the years ended December 31, 1996 and 1995:

                                                   1996                                   1995
                                     --------------------------------       ---------------------------------
                                       NET                  PER-SHARE         NET                  PER-SHARE
                                     INCOME      SHARES      AMOUNT         INCOME      SHARES       AMOUNT
                                     -------   ----------   ---------       -------   ----------   ----------
BASIC EPS..........................  $24,265   38,670,000     $.63          $84,402   38,670,000   $     2.18

EFFECT OF DILUTIVE SECURITIES
Common Stock Options...............       --       48,947       --               --      217,686          .01
                                     -------   ----------     ----          -------   ----------   ----------
DILUTED EPS........................  $24,265   38,718,947     $.63          $84,402   38,887,686   $     2.17
                                     =======   ==========     ====          =======   ==========   ==========

For the 1996 calculation, options, in addition to those shown in the table, to purchase 360,000 shares of common stock at $15.63 to $16.94 per share were outstanding during 1996 but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares. These options, which expire in December 2005 and June 2006, were still outstanding at the end of 1996.

--------------------------------------------------------------------------------

NOTE 19   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                  FIRST         SECOND          THIRD         FOURTH
1997                                             QUARTER        QUARTER        QUARTER        QUARTER
----                                           -----------    -----------    -----------    -----------
Net sales................................      $   165,095    $   161,296    $   142,561    $   129,979
Unusual income...........................           (5,907)            --        (10,000)            --
Restructuring charge.....................               --             --             --         37,100
Operating income (loss)..................           10,513         (2,683)         3,646        (49,593)
Net income (loss)........................            5,041         (3,386)           655        (42,826)
Net income (loss) per common share:
  Basic..................................              .13           (.09)           .02          (1.11)
  Diluted................................              .13           (.09)           .02          (1.11)
Weighted average number of common shares:
  Basic..................................       38,670,000     38,670,000     38,670,000     38,725,087
  Diluted................................       38,671,981     38,670,000     38,671,488     38,725,087

1996
----
Net sales................................      $   184,926    $   163,704    $   146,816    $   132,576
Operating income.........................           20,805         15,546          8,913          5,771
Net income...............................           10,682          7,773          3,834          1,976
Net income per common share:
  Basic..................................              .28            .20            .10            .05
  Diluted................................              .28            .20            .10            .05
Weighted average number of common shares:
  Basic..................................       38,670,000     38,670,000     38,670,000     38,670,000
  Diluted................................       38,820,273     38,812,535     38,673,623     38,670,680

--------------------------------------------------------------------------------
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors,
J&L Specialty Steel, Inc.:

     We have audited the accompanying consolidated balance sheets of J&L Specialty Steel, Inc., a Pennsylvania corporation, and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J&L Specialty Steel, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                          /s/ ARTHUR ANDERSEN LLP
                                          --------------------------
                                          ARTHUR ANDERSEN LLP

Pittsburgh, Pennsylvania,
January 21, 1998

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

     The Audit Committee of the Board of Directors is composed of two outside members. The Audit Committee has the responsibility to make recommendations concerning the engagement of the independent public accountants, to review with the independent public accountants the plans and results of the audit engagement, to review the independence of the independent public accountants, to consider the range of audit and nonaudit fees and to review the adequacy of the Company's internal controls. The Audit Committee meets with the independent public accountants and the Company's internal auditors jointly and separately to evaluate the controls in place.

/s/ EUGENE A. SALVADORE
-----------------------------------------
Eugene A. Salvadore
President and Chief Executive Officer

/s/ KIRK F. VINCENT
-----------------------------------------
Kirk F. Vincent
Executive Vice President, Finance and
Administration and Chief Financial Officer

/s/ JOSEPH F. BROZICK
------------------------------------------
Joseph F. Brozick
Controller

--------------------------------------------------------------------------------

=========================                              =========================
                           J&L Specialty Steel, Inc.

                            SELECTED FINANCIAL DATA

                                                           YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------
                                             1997        1996        1995        1994        1993
                                           --------    --------    --------    --------    --------
                                                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Total sales, net.........................  $598,931    $628,022    $867,022    $711,660    $648,192
Operating income (loss)(1)(2)............   (38,117)     51,035     155,413     108,559      83,671
Income before extraordinary item and
  cumulative effect of accounting
  change.................................   (40,516)   $ 24,265    $ 84,402    $ 53,575    $ 36,444
Extraordinary item.......................        --          --          --          --      (4,134)(4)
Cumulative effect of accounting change...        --          --          --          --     (13,526)(5)
                                           --------    --------    --------    --------    --------
Net income (loss)(3).....................  $(40,516)   $ 24,265    $ 84,402    $ 53,575    $ 18,784
                                           ========    ========    ========    ========    ========
EARNINGS (LOSS) PER DILUTED SHARE DATA:
Income before extraordinary item and
  cumulative effect of accounting
  change.................................  $  (1.05)   $    .63    $   2.17    $   1.38    $   1.14
Extraordinary item.......................        --          --          --          --        (.13)
Cumulative effect of accounting change...        --          --          --          --        (.42)
                                           --------    --------    --------    --------    --------
Net income (loss)........................  $  (1.05)   $    .63    $   2.17    $   1.38    $    .59
                                           ========    ========    ========    ========    ========
Dividends declared on common stock.......  $ 15,468    $ 15,468    $ 13,921    $ 13,921    $ 23,480

OTHER DATA:
Tons shipped.............................   334,163     306,791     367,030     367,742     331,404

BALANCE SHEET DATA:
Working capital..........................  $ 67,613    $ 68,758    $113,024    $132,949    $108,951
Property, plant and equipment, net.......   338,062     304,721     217,060     138,551     146,736
Total assets.............................   792,391     771,928     753,818     674,361     626,038
Total debt...............................   245,902     176,657     148,022     165,608     200,670
Shareholders' equity.....................   336,506     390,738     380,225     308,028     267,516

------------

(1) Includes DRAP Line commissioning costs incurred throughout 1997 and the commencement of depreciation during the fourth quarter of 1997, totaling $31.1 million.

(2) Included in 1997 is a $37.1 million restructuring charge for the Detroit plant and unusual gains from vendor settlements of $15.9 million.

(3) Included in the 1994 results was a $6.6 million after-tax charge for the adoption of the LIFO inventory accounting method.

(4) In December 1993, the Company terminated a $120.0 million interest rate swap agreement scheduled to expire in June 1995. This termination resulted in an extraordinary charge of $4.1 million.

(5) Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The Company elected to recognize the cumulative effect of the accounting change by recording a one-time, after-tax charge to net income of $13.5 million in 1993.

--------------------------------------------------------------------------------
                           SHAREHOLDERS' INFORMATION

STOCK EXCHANGE LISTING

     The common stock of J&L Specialty Steel, Inc. is listed on the New York Stock Exchange under the symbol "JL."

COMMON STOCK DATA

                                   MARKET PRICE RANGES
                       -----------------------------------------
QUARTER                       1997                  1996
-------                ------------------    -------------------
                         HIGH       LOW       HIGH        LOW
                         ---        ---       ----        ---
First................  $14-3/8    $11-1/4    $18-3/4    $15-5/8
Second...............   13-3/8     11-3/8     19-1/4     14-3/8
Third................   13-15/16   11-1/2     15-3/8     13-1/8
Fourth...............   14-3/16     8         14         10-3/4

     A $.10 per share quarterly dividend was paid in 1996 and 1997.

     As of March 11, 1998, there were 38,763,000 shares of common stock outstanding that were held by 248 shareholders of record.

                                                                           31